Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Rogers Reports Second Quarter 2008 Financial and Operating Results

            <<
             Consolidated Revenue Grows 11% to $2.8 Billion, Adjusted Operating
              Profit Increases 17% to $1.1 Billion, and Net Income Increases to
                                        $301 Million;

                 Wireless Maintains Strong Postpaid Net Subscriber Additions,
                           with ARPU up 4% and Churn Down to 1.06%;

                  Cable Drives Continued Growth in Net Additions of Revenue
                       Generating Units and Margin Expansion Continues
            >>

            TORONTO, July 29 /CNW/ - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and six months ended June 30, 2008.

            Financial highlights are as follows:

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (In millions of                  June 30,                 June 30,
             dollars, except        -------------------------------------------------
             per share amounts)       2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            Operating revenue       $ 2,803  $ 2,527     11  $ 5,412  $ 4,825     12
            Operating profit(1)         996      431    131    2,091    1,229     70
            Net income (loss)           301      (56)   n/m      645      114    n/m
            Net income (loss)
             per share:
              Basic                 $  0.47  $ (0.09)   n/m  $  1.01  $  0.18    n/m
              Diluted                  0.47    (0.09)   n/m     1.01     0.18    n/m

            As adjusted:(2)
              Operating profit(1)   $ 1,089  $   930     17  $ 2,067  $ 1,744     19
              Net income                364      299     22      631      485     30
              Net income per share:
                Basic               $  0.57  $  0.47     21  $  0.99  $  0.76     30
                Diluted                0.57     0.47     21     0.99     0.75     32
            -------------------------------------------------------------------------

            (1) Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles ("GAAP"). See the section entitled "Reconciliation of Net
                Income to Operating Profit and Adjusted Operating Profit for the
                Period" for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian
                GAAP and the section entitled "Key Performance Indicators and Non-
                GAAP Measures".
            (2) For details on the determination of the 'as adjusted' amounts, which are non-GAAP measures, see the sections entitled "Supplementary
                Information" and "Key Performance Indicators and Non-GAAP Measures".
                The 'as adjusted' amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The 'as adjusted'
                amounts exclude (i) the impact of a one-time non-cash charge related to the introduction of a cash settlement feature for employee stock options; (ii) stock-based compensation (recovery) expense; (iii)
                integration and restructuring expenses; (iv) an adjustment for
                Canadian Radio-television and Telecommunications Commission ("CRTC")
                Part II fees related to prior periods resulting from a recent Federal
                Court of Appeal decision; and (v) in respect of net income and net income per share, loss on repayment of long-term debt and the related income tax impact of the above amounts.

            Highlights of the second quarter of 2008 include the following:

            -   Generated continued double-digit growth in quarterly revenue and adjusted operating profit of 11% and 17%, respectively, while net income increased to $301 million (or to $364 million on an adjusted basis), and adjusted operating profit less interest expense and PP&E additions rose 20% to $475 million.

            -   Wireless subscriber postpaid net additions were 92,000, while postpaid subscriber monthly churn was reduced to 1.06% from 1.15% in the second quarter of 2007. Wireless postpaid monthly ARPU (average revenue per user) increased 4% year-over-year to $75.48 driven in part by the 34% growth in data revenue to $224 million, representing
                15.5% of network revenue.

            -   Cable ended the quarter with 745,000 residential voice-over-cable telephony subscriber lines, reflecting net additions of 41,000 lines for the quarter, of which approximately 13,000 were migrations from the circuit-switched platform. This brings the total penetration of cable telephony customers to 32% of basic cable subscribers up from
                22% at June 30, 2007.

            -   Cable's Internet subscriber base grew by 13,000, in the seasonally slow quarter, to 1.5 million, and digital cable households increased by 23,000 to reach 1.4 million. During the quarter, Cable increased the download speeds for its Internet access services, and also implemented monthly usage allowances and monitoring tools, while usage-based billing on a per gigabyte basis for very heavy usage customers was phased in.

            -   High-definition TV ("HD") subscribers at Cable were up 59% from
                June 30, 2007 to June 30, 2008, from 287,000 to 455,000, while the number of quarterly purchases of Rogers on Demand product from the second quarter 2007 to the second quarter 2008 increased by approximately 20%.

            -   Wireless announced that it would launch the highly anticipated
                Apple iPhone 3G in Canada on July 11, 2008 under both its Rogers
                Wireless and Fido brands with a wide variety of service plans available for voice and data combined.

            -   Canada's Advanced Wireless Services ("AWS") wireless spectrum auction ended on July 21, 2008 following 39 days and 331 rounds of bidding with bids totalling $4.25 billion. Wireless acquired 20 MHz of spectrum across all 13 provinces/territories with winning bids that totalled approximately $1.0 billion representing approximately $1.67 per MHZ pop.

            -   Wireless announced the launch of its Fido UNO and Rogers Home Calling
                Zone plans that allow customers to make unlimited calls within their home using their wireless phone via a home WiFi broadband connection.
                This converged service utilizes technology known as Unlicensed Mobile
                Access ("UMA") and provides Rogers customers the convenience of having one phone, one number, one address book and one voicemail which they can use inside and outside of their home.

            -   Cable announced that its agreement to acquire Aurora Cable TV Limited
                ("Aurora Cable") had been approved by the CRTC and the transaction was completed on June 12, 2008. Aurora Cable passes approximately
                26,000 homes and provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in
                Richmond Hill, Ontario.

            -   Cable and Media recorded charges of approximately $30 million and
                $7 million, respectively, for CRTC Part II fees relating to the period from September 1, 2006 to March 31, 2008 ($25 million and
                $6 million for the period September 1, 2006 to December 31, 2007 for
                Cable and Media, respectively) as a result of an unfavourable Federal
                Appeal court ruling. Rogers will continue to record these fees on a prospective basis, including $5 million and $2 million recorded in the second quarter of 2008, for Cable and Media, respectively. An application for leave to appeal has been filed with the Supreme Court of Canada although there is no assurance that the court will overturn this decision.
            >>

            "The results for the second quarter reflect a good balance of continued
healthy subscriber growth, double-digit revenue and operating profit growth, with continued margin expansion," said Ted Rogers, President and CEO of Rogers
Communications Inc. "While the competitive landscapes in which our businesses operate are constantly evolving, our unique combination of leading networks, powerful brand and distribution, and leadership in service and bundling capabilities positions Rogers uniquely for continued growth and success well into the future."

            MANAGEMENT'S DISCUSSION AND ANALYSIS
            FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008

            This management's discussion and analysis ("MD&A"), which is current as of July 28, 2008, should be read in conjunction with our Second Quarter 2008
Interim Unaudited Consolidated Financial Statements and Notes thereto, our
2007 Annual MD&A and our 2007 Annual Audited Consolidated Financial Statements
and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles
("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to Note 26 to our 2007 Annual Audited Consolidated
Financial Statements for a summary of the differences between Canadian GAAP and United States ("U.S.") GAAP for the year ended December 31, 2007.
            In this MD&A, the terms "we", "us", "our", "Rogers" and "the Company"
refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

            <<
            -   "Wireless", which refers to our wireless communications operations, including Rogers Wireless Partnership ("RWP") and Fido Solutions
                Inc.;

            -   "Cable" (formerly "Cable and Telecom"), which refers to our wholly-
                owned cable television subsidiaries, including Rogers Cable
                Communications Inc. ("RCCI"); and

            -   "Media", which refers to our wholly-owned subsidiary Rogers Media
                Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 53 radio stations, the Citytv television network, the
                Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, channel m TV, a multicultural television station acquired on April 30, 2008, and Canadian specialty channels including
                Biography and G4TechTV; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports
                Entertainment, which owns the Toronto Blue Jays Baseball Club
                ("Blue Jays") and the Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.
            >>

            "RCI" refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.
            Throughout this MD&A, percentage changes are calculated using numbers rounded to which they appear.

            SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (In millions of                  June 30,                 June 30,
             dollars, except        -------------------------------------------------
             per share amounts)       2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            Operating revenue
              Wireless              $ 1,522  $ 1,364     12  $ 2,953  $ 2,595     14
              Cable
                Cable Operations        718      646     11    1,413    1,266     12
                RBS                     130      146    (11)     263      291    (10)
                Rogers Retail            92       93     (1)     192      184      4
                Corporate items and
                 eliminations            (2)      (4)   (50)      (5)      (5)     -
                                    -------------------------------------------------
                                        938      881      6    1,863    1,736      7
              Media                     409      348     18      716      614     17
              Corporate items and
               eliminations             (66)     (66)     -     (120)    (120)     -
                                    -------------------------------------------------
            Total                     2,803    2,527     11    5,412    4,825     12
                                    -------------------------------------------------
                                    -------------------------------------------------
            Adjusted operating
             profit (loss)(1)
              Wireless                  769      664     16    1,474    1,245     18
              Cable
                Cable Operations        293      243     21      571      477     20
                RBS                      16        4    n/m       33       (3)   n/m
                Rogers Retail            (5)      (4)    25       (2)      (3)   (33)
                                    -------------------------------------------------
                                        304      243     25      602      471     28
              Media                      52       45     16       53       64    (17)
              Corporate items and
               eliminations             (36)     (22)    64      (62)     (36)    72
                                    -------------------------------------------------
            Adjusted operating
             profit(1)                1,089      930     17    2,067    1,744     19
            Stock option plan
             amendment(2)                 -     (452)   n/m        -     (452)   n/m
            Stock-based compensation
             recovery (expense)(2)      (53)     (32)    66       63      (47)   n/m
            Integration and
             restructuring expenses(3)   (3)     (15)   (80)      (8)     (16)   (50)
            Adjustment for CRTC
             Part II fees decision(4)   (37)       -    n/m      (31)        -   n/m
                                    -------------------------------------------------
            Operating profit(1)         996      431    131    2,091     1,229    70
            Other income and
             expense, net(5)            695      487     43    1,446     1,115    30
                                    -------------------------------------------------
            Net income (loss)       $   301  $   (56)   n/m  $   645  $    114   n/m
                                    -------------------------------------------------
                                    -------------------------------------------------
            Net income (loss) per
             share:
              Basic                 $  0.47  $ (0.09)   n/m  $  1.01  $   0.18   n/m
              Diluted                  0.47    (0.09)   n/m     1.01      0.18   n/m

            As adjusted:(1)
              Net income            $   364  $   299     22  $   631  $    485    30
              Net income per share:
                Basic               $  0.57  $  0.47     21  $  0.99  $   0.76    30
                Diluted                0.57     0.47     21     0.99      0.75    32

            Additions to property,
             plant and equipment
             ("PP&E")(1)
                Wireless            $   251  $   174     44  $   414  $    406     2
                Cable
                  Cable Operations      185      163     13      306       288     6
                  RBS                    10       17    (41)      14        40   (65)
                  Rogers Retail           4        4      -        7         7     -
                                    -------------------------------------------------
                                        199      184      8      327       335    (2)
                Media                    17       11     55       38        18   111
                Corporate                14       12     17       23        16    44
                                    -------------------------------------------------
            Total                   $   481  $   381     26  $   802  $    775     3
                                    -------------------------------------------------
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Supplementary Information" and
                "Key Performance Indicators and Non-GAAP Measures".

            (2) See the section entitled "Stock-based Compensation".
            (3) Costs incurred relate to the integration of Call-Net Enterprises Inc.
                ("Call-Net") and Futureway Communications Inc. ("Futureway"), the
                restructuring of Rogers Business Solutions ("RBS") and the closure of certain Rogers Retail stores.
            (4) Relates to an adjustment for CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision. See the section entitled "Government Regulation and Regulatory
                Developments" for further details.
            (5) See the section entitled "Reconciliation of Net Income to Operating
                Profit and Adjusted Operating Profit for the Period".
            n/m: not meaningful.
            >>

            For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

            Reconciliation of Net Income to Operating Profit and Adjusted Operating
            Profit for the Period

            The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian
GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the "Supplementary Information" section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the
Unaudited Interim Consolidated Financial Statements entitled "Segmented
Information".

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
                                             June 30,                 June 30,
                                    -------------------------------------------------
            (In millions of dollars)  2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            Net income (loss)       $   301  $   (56)   n/m  $   645  $   114    n/m
            Income tax expense
             (recovery)                 153      (87)   n/m      323       (1)   n/m
            Other income, net            (5)      (3)    67      (13)      (4)   n/m
            Change in the fair value
             of derivative instruments   (5)      22    n/m       (1)      26    n/m
            Loss on repayment of
             long-term debt               -       47   (100)       -       47   (100)
            Foreign exchange loss
             (gain)                      (1)     (42)   (98)       6      (52)   n/m
            Interest on long-term
             debt                       133      152    (13)     271      301    (10)
                                    -------------------------------------------------
                                    -------------------------------------------------
            Operating income            576       33    n/m    1,231      431    186
            Depreciation and
             amortization               420      398      6      860      798      8
                                    -------------------------------------------------
            Operating profit            996      431    131    2,091    1,229     70
            Stock option plan
             amendment                    -      452   (100)       -      452   (100)
            Stock-based compensation
             (recovery) expense          53       32     66      (63)      47    n/m
            Integration and
             restructuring expenses       3       15    (80)       8       16    (50)
            Adjustment for CRTC
             Part II fees decision       37        -    n/m       31        -    n/m
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Adjusted operating
             profit                 $ 1,089  $   930     17  $ 2,067  $ 1,744     19
            -------------------------------------------------------------------------
            >>

            Net Income (Loss) and Net Income (Loss) Per Share

            We recorded net income of $301 million for the three months ended
June 30, 2008, or basic and diluted earnings per share of $0.47, compared to net loss of $56 million, or basic and diluted loss per share of $0.09, in the corresponding period in 2007. For the six months ended June 30, 2008, we recorded net income of $645 million, or basic and diluted earnings per share of $1.01, compared to net income of $114 million, or basic and diluted earnings per share of $0.18, in the corresponding period of 2007.

            Income Tax Expense

            Due to our non-capital loss carryforwards, our income tax expense for the three and six months ended June 30, 2008 and 2007, substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rates for the three and six months ended June 30, 2008 were 33.7% and
33.4%, respectively. The effective income tax rates for the three and six months ended June 30, 2007 were 60.8% and (0.9%), respectively. The effective income tax rates differed from the 2007 statutory income tax rate of 35.8%
primarily due to the $25 million future income tax recovery recorded with respect to the Videotron Ltee termination payment to reverse a charge recorded by us in 2006 (see Note 7 of our 2007 Annual Audited Consolidated Financial
Statements). In addition, in 2007 we recorded a future income tax recovery associated with the reclassification of contributed surplus upon the introduction of a cash settlement feature for employee stock options.

            <<
            -------------------------------------------------------------------------
                                             Three months ended    Six months ended
                                            -----------------------------------------
                                              June 30,  June 30,  June 30,  June 30,
            (In millions of dollars)            2008      2007      2008      2007
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Statutory income tax rate            32.7%     35.8%     32.7%     35.8%
            -------------------------------------------------------------------------

            Income (loss) before income
             taxes                            $    454  $   (143) $    968  $    113

            Income tax expense (recovery)
             at statutory income tax rate
             on income before income taxes    $    148  $    (51) $    316  $     40
            Increase (decrease) in income
             taxes resulting from:
              Stock-based compensation               2       (24)        3       (19)
              Videotron Ltee termination
               payment                               -       (25)        -       (25)
              Change in the valuation allowance
               for future income taxes               2         -         3         -
              Other items                            1        13         1         3
                                             ----------------------------------------

            Income tax expense (recovery)     $    153  $    (87) $    323  $     (1)
            -------------------------------------------------------------------------

            Effective income tax rate            33.7%     60.8%     33.4%     (0.9%)
            -------------------------------------------------------------------------
            >>

            In the third quarter of 2008, we anticipate that we will record the benefit of an income tax credit of approximately $70 million arising from the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system. The resulting income tax credit will be available to reduce future Ontario income taxes over the next five years.

            Foreign Exchange Loss (Gain)

            During the three months ended June 30, 2008, the Canadian dollar strengthened by 0.9 cents versus the U.S. dollar resulting in a foreign exchange gain of $1 million. During the six months ended June 30, 2008, the
Canadian dollar weakened by 3.1 cents versus the U.S. dollar. This resulted in a foreign exchange loss of $6 million. During the corresponding periods of
2007, the Canadian dollar strengthened by 9.0 cents and 10.2 cents, respectively, versus the U.S. dollar. This resulted in foreign exchange gains of $42 million and $52 million, respectively, during the three and six months ended June 30, 2007 primarily related to our U.S. dollar-denominated long-term debt not hedged for accounting purposes.

            Interest on Long-Term Debt

            The year-over-year decreases in interest expense are primarily due to the
$501 million decrease in long-term debt at June 30, 2008 compared to June 30,
2007, including the impact of cross-currency interest rate exchange agreements.
            This decrease in debt was the result of the $500 million decrease in bank debt at June 30, 2008 compared to June 30, 2007. In addition, the prior year interest expense included interest on several debt issues repaid during the
2007 period, including the February 2007 repayment at maturity of Cable's $450 million 7.60% Senior Notes due 2007, the May 2007 redemption of Wireless'
US$550 million Floating Rate Senior Notes due 2010, and the June 2007
redemption of Wireless' US$155 million 9.75% Senior Debentures due 2016.

            Operating Income

            The year-over-year increases in operating income reflect the impact of a one-time charge of $452 million recorded in the second quarter of 2007 related to the introduction of a cash settlement feature for employee stock options, combined with the growth in revenue of $276 million and $587 million, exceeding the growth in operating expenses, excluding the one-time charge of
$452 million, of $185 million and $239 million, in the three and six months ended June 30, 2008, respectively. See the section entitled "Segment Review"
for a detailed discussion of respective segment results.

            Depreciation and Amortization Expense

            The increase in depreciation and amortization expense for the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, reflects an increase in depreciation on PP&E expenditures.

            Stock-based Compensation

            On May 28, 2007, our stock option plans were amended to attach cash settled share appreciation rights ("SARs") to all new and previously granted options. As a result, all outstanding stock options were classified as liabilities and are now carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is now marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

            A summary of stock-based compensation (recovery) expense is as follows:

            <<
                         ------------------------------------------------------------
                                        Stock-based Compensation Expense (Recovery)
                                               Included in Operating, General
                                                and Administrative Expenses
            -------------   One-time   ----------------------------------------------
                            Non-cash     Three months ended       Six months ended
                          Charge Upon         June 30,                June 30,
            (In millions    Adoption   ----------------------------------------------
             of dollars)   in Q2 2007     2008        2007        2008        2007
            -------------------------------------------------------------------------

            Wireless        $     46    $      8    $      4    $     (2)   $      7
            Cable                113          11           7         (22)         10
            Media                 84           9           4         (11)          6
            Corporate            209          25          17         (28)         24
                         ------------------------------------------------------------
                            $    452    $     53    $     32    $    (63)   $     47
            -------------------------------------------------------------------------
            >>

            At June 30, 2008, we have a liability of $366 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and six months ended June 30, 2008, $39 million and $60 million, respectively, was paid to option holders upon exercise of options using the SAR feature, including stock options and restricted share units.

            Adjusted Operating Profit

            Wireless, Cable and Media all contributed to the increase in adjusted operating profit for the three months ended June 30, 2008 compared to the three months ended June 30, 2007. For the six months ended June 30, 2008,
Wireless and Cable contributed to the increase in adjusted operating profit, offset by a decrease in Media's adjusted operating profit, compared to the six months ended June 30, 2007. Refer to the individual segment discussions for details of the respective increases in adjusted operating profit.
            For the three months ended June 30, 2008, adjusted operating profit increased to $1,089 million, from $930 million in the corresponding period of the prior year. Adjusted operating profit for the three months ended June 30,
2008 and 2007, respectively, excludes: (i) stock-based compensation expense of
$53 million and $32 million; (ii) the impact of a one-time non-cash charge upon adoption of $452 million resulting from the introduction of a cash settlement feature for employee stock options in the three months ended June
30, 2007; (iii) integration and restructuring expenses of $3 million and $15 million; and (iv) an adjustment of CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision of $37 million for the three months ended June 30, 2008.
            For the six months ended June 30, 2008, adjusted operating profit increased to $2,067 million, from $1,744 million in the corresponding period of the prior year. Adjusted operating profit for the six months ended June 30,
2008 and 2007, respectively, excludes: (i) stock-based compensation (recovery)
expense of $(63) million and $47 million; (ii) the impact of a one-time non-cash charge upon adoption of $452 million resulting from the introduction of a cash settlement feature for employee stock options in the six months ended June 30, 2007; (iii) integration and restructuring expenses of $8 million and $16 million; and (iv) an adjustment of CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision of
$31 million for the six months ended June 30, 2008.
            For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled "Supplementary Information" and
"Key Performance Indicators and Non-GAAP Measures".

            SEGMENT REVIEW

            WIRELESS
            --------

            Summarized Wireless Financial Results

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (In millions of                  June 30,                 June 30,
             dollars, except        -------------------------------------------------
             margin)                  2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            Operating revenue
              Postpaid              $ 1,371  $ 1,207     14  $ 2,665  $ 2,311     15
              Prepaid                    71       67      6      137      128      7
              One-way messaging           3        3      -        6        7    (14)
                                    -------------------------------------------------
              Network revenue         1,445    1,277     13    2,808    2,446     15
              Equipment sales            77       87    (11)     145      149     (3)
                                    -------------------------------------------------
            Total operating revenue   1,522    1,364     12    2,953    2,595     14
                                    -------------------------------------------------
            Operating expenses
             before the undernoted
              Cost of equipment
               sales                    156      173    (10)     301      317     (5)
              Sales and marketing
               expenses                 151      146      3      291      286      2
              Operating, general
               and administrative
               expenses                 446      381     17      887      747     19
                                    -------------------------------------------------
                                        753      700      8    1,479    1,350     10
                                    -------------------------------------------------
            Adjusted operating
             profit(1)(2)               769      664     16    1,474    1,245     18
            Stock option plan
             amendment(3)                 -      (46)   n/m        -      (46)   n/m
            Stock-based compensation
             recovery (expense)(3)       (8)      (4)   100        2       (7)   n/m
                                    -------------------------------------------------
            Operating profit(1)     $   761  $   614     24  $ 1,476  $ 1,192     24
                                    -------------------------------------------------
                                    -------------------------------------------------
            Adjusted operating
             profit margin as % of
             network revenue(1)       53.2%    52.0%           52.5%    50.9%

            Additions to PP&E(1)    $   251  $   174     44  $   414  $   406      2
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (2) Adjusted operating profit includes a loss of $3 million and
                $9 million, and $8 million and $15 million, for the three and six months ended June 30, 2007 and 2008, respectively, related to the
                Inukshuk wireless broadband initiative.
            (3) See the section entitled "Stock-based Compensation".

            Summarized Wireless Subscriber Results

            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (Subscriber statistics           June 30,                 June 30,
             in thousands, except   -------------------------------------------------
             ARPU, churn and usage)   2008     2007     Chg    2008     2007     Chg
            -------------------------------------------------------------------------

            Postpaid
              Gross additions           283      322    (39)     576      608    (32)
              Net additions              92      133    (41)     188      228    (40)
              Adjustment to postpaid
               subscriber base(1)         -      (65)    65        -      (65)    65
              Total postpaid retail
               subscribers                                     6,102    5,561    541
              Average monthly
               revenue per user
               ("ARPU")(2)          $ 75.48  $ 72.65 $ 2.83  $ 73.95  $ 70.18 $ 3.77
              Average monthly usage
               (minutes)                604      576     28      588      555     33
              Monthly churn           1.06%    1.15% (0.09%)   1.08%    1.16% (0.08%)

            Prepaid
              Gross additions           149      156     (7)     282      300    (18)
              Net additions (losses)      8        5      3      (21)      (3)   (18)
              Adjustment to prepaid
               subscriber base(1)         -      (26)    26        -      (26)    26
              Total prepaid retail
               subscribers                                     1,403    1,351     52
              ARPU(2)               $ 16.86  $ 16.36 $ 0.50  $ 16.27  $ 15.58 $ 0.69
              Monthly churn           3.39%    3.68% (0.29%)   3.60%    3.69% (0.09%)
            -------------------------------------------------------------------------

            (1) During the second quarter of 2007, Wireless decommissioned its Time
                Division Multiple Access ("TDMA") and analog networks and
                simultaneously revised certain aspects of its subscriber reporting for data-only subscribers. The deactivation of the remaining TDMA subscribers and the change in subscriber reporting resulted in the removal of approximately 65,000 subscribers from Wireless' postpaid subscriber base and the removal of approximately 26,000 subscribers from Wireless' prepaid subscriber base. These adjustments are not included in the determination of postpaid or prepaid monthly churn.
            (2) As defined. See the section entitled "Key Performance Indicators and
                Non-GAAP Measures". As calculated in the "Supplementary Information"
                section.
            >>

            Wireless Network Revenue

            The increase in network revenue for the three and six months ended June
30, 2008, respectively, compared to the corresponding periods of the prior year, was driven principally by the continued growth of Wireless' postpaid subscriber base and improvements in postpaid ARPU. The year-over-year increase in postpaid ARPU reflects the impact of higher wireless data revenue, as well as increased usage of long-distance and greater penetration of calling features.
            Prepaid revenue increased as a result of both improved ARPU and the year-over-year growth in the subscriber base. The year-over-year improvement in prepaid ARPU is the result of both increased data usage and greater average minutes of voice usage resulting from more appealing prepaid offerings aimed at higher ARPU customers.
            Wireless' success in the continued reduction in postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.
            The year-over-year reduction in the number of postpaid subscriber net additions reflects the unusually strong second quarter of 2007 during which wireless number portability ("WNP") became effective, increased competitive activity in the market and what we believe may have been a modest slowdown in overall wireless purchasing activity during the second quarter of 2008.
            For the three and six months ended June 30, 2008, wireless data revenue increased by 34% and 40%, respectively, over the corresponding periods of
2007, to $224 million and $431 million, respectively. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, BlackBerry and other PDA devices, downloadable ring tones, music and games, and other wireless data services.
For the three and six months ended June 30, 2008, data revenue represented approximately 15.5% and 15.3%, respectively, of total network revenue, compared to 13% in each of the corresponding periods of 2007.

            Wireless Equipment Sales

            The year-over-year decrease in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the lower volume of gross additions in the three and six months ended June 30, 2008 compared to the corresponding periods of the prior year.

            Wireless Operating Expenses

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (In millions of dollars,         June 30,                 June 30,
             except per subscriber  -------------------------------------------------
             statistics)              2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            Operating expenses
              Cost of equipment
               sales                $   156  $   173    (10)  $  301  $   317     (5)
              Sales and marketing
               expenses                 151      146      3      291      286      2
              Operating, general
               and administrative
               expenses                 446      381     17      887      747     19
                                    -------------------------------------------------
            Operating expenses
             before the undernoted      753      700      8    1,479    1,350     10
            Stock option plan
             amendment(1)                 -       46    n/m        -       46    n/m
            Stock-based compensation
             (recovery) expense(1)        8        4    100       (2)       7    n/m
                                    -------------------------------------------------
            Total operating
             expenses               $   761  $   750      1  $ 1,477  $ 1,403      5
                                    -------------------------------------------------
                                    -------------------------------------------------
            Average monthly operating
             expense per subscriber
             before sales and
             marketing expenses(2)  $ 21.38  $ 20.28      5  $ 21.44  $ 20.24      6

            Sales and marketing costs
             per gross subscriber
             addition(2)            $   439  $   385     14  $   425  $   386     10
            -------------------------------------------------------------------------

            (1) See the section entitled "Stock-based Compensation".
            (2) As defined. See the section entitled "Key Performance Indicator and
                Non-GAAP Measures" section. As calculated in the "Supplementary
                Information" section. Average monthly operating expense per subscriber before sales and marketing expenses excludes stock-based compensation (recovery) expense.
            >>

            Cost of equipment sales decreased for the three and six months ended June
30, 2008, compared to the corresponding periods of the prior year. This is primarily the result of the lower gross additions and corresponding level of handset subsidies.
            The modest increase in sales and marketing expenses for the three and six months ended June 30, 2008 compared with the corresponding periods of the prior year, is primarily related to marketing efforts targeted at acquiring higher ARPU customers on longer term contracts.
            During the second quarter, Wireless launched its Fido UNO and Rogers Home
Calling Zone plans which allow customers to make unlimited calls within their home using their wireless phone via a home WiFi broadband connection. This converged service utilizes technology known as Unlicensed Mobile Access and provides Rogers' customers the convenience of having one phone, one number, one address book and one voicemail which they can use inside and outside of their home.
            The year-over-year increases in operating, general and administrative expenses in the three and six months ended June 30, 2008, compared to the corresponding periods of 2007, were partially driven by growth in the Wireless subscriber base. In addition, there were higher costs to support increased usage of data and roaming services, as well as increases in customer care, credit and collection, and information technology costs as a result of the complexity of supporting more sophisticated services and devices. These costs were partially offset by savings related to operating and scale efficiencies across various functions.
            Total retention spending, including subsidies on handset upgrades, was
$96 million and $189 million, respectively, in the three and six months ended
June 30, 2008, compared to $92 million and $191 million, respectively, in the corresponding periods of the prior year. Growth in the subscriber base has increased retention spending slightly in the three months ended June 30, 2008, compared to the corresponding period of the prior year. In the six months ended June 30, 2007, additional retention spending was incurred due to the transition of customers to Wireless' more advanced Global System for Mobile
Communications ("GSM") network and devices from our older generation Time
Division Multiple Access ("TDMA") network, which was decommissioned in May
2007, and the retention efforts surrounding the introduction of WNP in March
2007.

            Wireless Adjusted Operating Profit

            The strong year-over-year growth in adjusted operating profit was the result of the significant growth in network revenue. As a result, Wireless'
adjusted operating profit margin on network revenue (which excludes equipment sales revenue) increased to 53.2% and 52.5%, respectively, for the three and six months ended June 30, 2008, compared to 52.0% and 50.9% in the corresponding periods of 2007, respectively.

            Recent Developments

            We have entered into a contract with Apple Canada Inc. to sell the iPhone
3G handsets throughout Canada. Pursuant to the agreement, we have a commitment to purchase a specified number of handsets, resulting in a minimum commitment of $150 million. We have agreed to subsidize the retail price of these handsets during the term of the agreement.
            On June 9, 2008, Wireless announced that it would launch the Apple iPhone
3G in Canada. The launch took place on July 11, 2008, under both of our Rogers
Wireless and Fido brands. A wide variety of service plans are available for voice and data combined, with all price plans requiring three year term contracts.
            The iPhone 3G handsets are currently priced at $199 and $299 for the 8MB and 16MB models, respectively, which reflects significant handset subsidies that Wireless incurs for each unit sold. Depending on, among other things, the volume of iPhones that Wireless sells, it is likely that Wireless' cost of acquisition ("COA") per subscriber in the second half of 2008 will increase from the first two quarters of 2008. However, as it is anticipated that iPhone subscribers will generally subscribe to both voice and data service plans, the
ARPU per iPhone 3G subscriber is also expected to be higher than Wireless'
average postpaid ARPU that is generated from the majority of its other devices. As such, Wireless' ARPU levels are expected to be positively impacted over the term of the iPhone 3G subscriber contracts. See the sections entitled
"Caution Regarding Forward-Looking Statements, Risks and Assumptions" and
"2008 Guidance" below.
            Wireless participated in the AWS spectrum auction in Canada which commenced on May 27, 2008 and concluded on July 21, 2008. In addition to the
90 MHz of AWS spectrum being auctioned, 10 MHz of 1900 PCS and 5 MHz of 1670
MHz were available through the auction process. As at July 21, 2008, Wireless'
committed expenditure is $1.0 billion. Wireless is required to submit payment in full by September 3, 2008. Only when Industry Canada has received full payment and has reviewed and approved the required documentation pertaining to
Canadian ownership and other matters, will the licences be granted.

            Wireless Additions to Property, Plant and Equipment

            Wireless additions to PP&E are classified into the following categories:

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
                                             June 30,                 June 30,
                                    -------------------------------------------------
            (In millions of dollars)  2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            Additions to PP&E
              HSPA ("High-Speed
               Packet Access")      $   120  $    74     62  $   182  $   223    (18)
              Network - capacity         52       42     24       93       83     12
              Network - other            51       25    104       88       41    115
              Information and
               technology and other      28       30     (7)      50       51     (2)
              Inukshuk                    -        3   (100)       1        8    (88)
                                    -------------------------------------------------
            Total additions to
             PP&E                   $   251  $   174     44  $   414  $   406      2
            -------------------------------------------------------------------------
            >>

            Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to markets across Canada and the upgrade to faster network throughput speeds.
Other network-related PP&E additions included national site build activities, additional spending on test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, and new product platforms. Information and technology and other initiatives include billing and back office system upgrades, and other facilities and equipment spending.

            CABLE
            -----

            Summarized Cable Financial Results

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (In millions of                  June 30,                 June 30,
             dollars, except        -------------------------------------------------
             margin)                 2008(1)  2007(2) % Chg   2008(1)  2007(2) % Chg
            -------------------------------------------------------------------------

            Operating revenue
              Cable Operations(3)   $   718  $   646     11  $ 1,413  $ 1,266     12
              RBS                       130      146    (11)     263      291    (10)
              Rogers Retail              92       93     (1)     192      184      4
              Intercompany
               eliminations              (2)      (4)   (50)      (5)      (5)     -
                                    -------------------------------------------------
            Total operating revenue     938      881      6    1,863    1,736      7
                                    -------------------------------------------------
            Operating profit (loss)
             before the undernoted
              Cable Operations(3)       293      243     21      571      477     20
              RBS                        16        4    n/m       33       (3)   n/m
              Rogers Retail              (5)      (4)    25       (2)      (3)   (33)
                                    -------------------------------------------------
            Adjusted operating
             profit(4)                  304      243     25      602      471     28
            Stock option plan
             amendment(5)                 -     (113)  (100)       -     (113)  (100)
            Stock-based compensation
             recovery (expense)(5)      (11)      (7)    57       22      (10)   n/m
            Integration and
             restructuring expenses(6)   (3)     (15)   (80)      (8)     (16)   (50)
            Adjustment for CRTC
             Part II fees decision(7)   (30)       -    n/m      (25)       -    n/m
                                    -------------------------------------------------
            Operating profit(4)     $   260  $   108    141  $   591  $   332     78
                                    -------------------------------------------------
                                    -------------------------------------------------
            Adjusted operating
             profit (loss) margin(4)
              Cable Operations(3)     40.8%    37.6%           40.4%    37.7%
              RBS                     12.3%     2.7%           12.5%    (1.0%)
              Rogers Retail           (5.4%)   (4.3%)          (1.0%)   (1.6%)

            Additions to PP&E(4)
              Cable Operations(3)   $   185  $   163     13  $   306  $   288      6
              RBS                        10       17    (41)      14       40    (65)
              Rogers Retail               4        4      -        7        7      -
                                    -------------------------------------------------
            Total additions to
             PP&E                   $   199  $   184      8  $   327  $   335     (2)
            -------------------------------------------------------------------------

            (1) The operating results of Aurora Cable are included in Cable's results of operations from the date of acquisition on June 12, 2008.
            (2) The operating results of Futureway are included in Cable's results of operations from the date of acquisition on June 22, 2007.
            (3) Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
            (4) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (5) See the section entitled "Stock-based Compensation".
            (6) Costs incurred relate to the integration of Call-Net and Futureway, the restructuring of RBS and the closure of certain Rogers Retail stores.
            (7) Relates to an adjustment for CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision. See the section entitled "Government Regulation and Regulatory
                Developments" for further details.
            >>

            The following segment discussions provide a detailed discussion of the
Cable operating results.

            CABLE OPERATIONS

            Summarized Financial Results

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (In millions of                  June 30,                 June 30,
             dollars, except        -------------------------------------------------
             margin)                  2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            Operating revenue
              Core Cable            $   417  $   384      9  $   820  $   757      8
              Internet                  171      152     13      337      295     14
              Rogers Home Phone         130      110     18      256      214     20
                                    -------------------------------------------------
            Total Cable Operations
             operating revenue          718      646     11    1,413    1,266     12
                                    -------------------------------------------------
            Operating expenses
             before the undernoted
              Sales and marketing
               expenses                  64       61      5      128      122      5
              Operating, general
               and administrative
               expenses                 361      342      6      714      667      7
                                    -------------------------------------------------
                                        425      403      5      842      789      7
                                    -------------------------------------------------
            Adjusted operating
             profit(1)                  293      243     21      571      477     20
            Stock option plan
             amendment(2)                 -     (106)  (100)       -     (106)  (100)
            Stock-based compensation
             recovery (expense)(2)      (10)      (7)    43       21      (10)   n/m
            Integration and
             restructuring expenses(3)   (1)      (3)   n/m       (1)      (4)   n/m
            Adjustment for CRTC
             Part II fees decision(4)   (30)       -    n/m      (25)       -    n/m
                                    -------------------------------------------------
            Operating profit(1)     $   252  $   127     98  $   566  $   357     59
                                    -------------------------------------------------
                                    -------------------------------------------------
            Adjusted operating
             profit margin(1)         40.8%    37.6%           40.4%    37.7%
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (2) See the section entitled "Stock-based Compensation".
            (3) Costs incurred relate to the integration of Call-Net and Futureway.
            (4) Relates to an adjustment for CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision. See the section entitled "Government Regulation and Regulatory
                Developments" for further details.

            Summarized Subscriber Results

            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (Subscriber statistics           June 30,                 June 30,
             in thousands,          -------------------------------------------------
             except ARPU)             2008    2007(1)   Chg    2008    2007(1)   Chg
            -------------------------------------------------------------------------

            Cable homes passed                                 3,648    3,515    133

            Basic Cable
              Net losses(2)             (13)     (12)    (1)     (13)     (11)    (2)
              Total Basic Cable
               subscribers(3)                                  2,298    2,266     32
              Core Cable ARPU(4)    $ 60.73  $ 56.34 $ 4.39  $ 59.62  $ 55.45 $ 4.17

            High-speed Internet
              Net additions              13       21     (8)      54       63     (9)
              Total Internet
               subscribers
               (residential)(3)(5)                             1,534    1,364    170
              Internet ARPU(4)      $ 37.41  $ 36.87  $ 0.54 $ 37.19  $ 36.33 $ 0.86

            Digital Cable
              Terminals, net additions   54       61      (7)    157      181    (24)
              Total terminals in
               service(3)                                      2,036    1,678    358
              Households, net
               additions                 23       34     (11)     72      103    (31)
              Total households(3)                              1,431    1,237    194

            Cable telephony
             subscriber lines
              Net additions and
               migrations(6)(7)          41       69     (28)     87      143    (56)
              Total Cable telephony
               subscriber lines(3)                               745      509    236

            Circuit-switched
             subscriber lines
              Net losses and
               migrations(6)(7)         (22)     (10)    (12)    (36)     (27)    (9)
              Total circuit-switched
               subscriber lines                                  298      344    (46)

            Revenue Generating Units
             ("RGUs")(8)
              Net additions              42      102     (60)    164      271   (107)
              Total RGUs                                       6,306    5,720    586
            -------------------------------------------------------------------------

            (1) Certain of the comparative figures have been reclassified to conform to the current year presentation.
            (2) Basic cable net losses for the six months ended June 30, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.
            (3) Included in total subscribers at June 30, 2008 are approximately
                16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital cable households and 2,000 cable telephony subscriber lines, representing
                35,000 RGUs, acquired from Aurora Cable. These subscribers are not included in net additions for the three and six months ended
                June 30, 2008.
            (4) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (5) During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed
                Internet subscribers from RBS' broadband data circuits to Cable
                Operations' high-speed Internet subscriber base. These subscribers are not included in net additions for the six months ended
                June 30, 2008.
            (6) Included in total subscribers at June 30, 2007 are approximately
                3,000 high-speed Internet subscribers and 21,000 circuit-switched telephony subscriber lines, representing 24,000 RGUs, acquired from
                Futureway. These subscribers are not included in net additions for the three and six months ended June 30, 2007.
            (7) Includes approximately 13,000 and 16,000 migrations from circuit-
                switched to cable telephony for the three and six months ended
                June 30, 2008, respectively, and includes approximately 14,000 and
                32,000 migrations from circuit-switched to cable telephony for the three and six months ended June 30, 2007, respectively.
            (8) RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and Rogers
                Home Phone subscribers.
            >>

            Core Cable Revenue

            Within Cable Operations, the increase in Core Cable revenue for the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, reflects the growing penetration of our digital cable product offerings, including increased HDTV adoption and increasing usage of the
On-Demand platform, combined with the year-over-year increase in the number of basic cable customers. In addition, the impact of the rate increases introduced in March 2008 and March 2007 contributed to the growth in revenue of both our digital and basic cable services.
            From a subscriber perspective, the second quarter of each year is historically a seasonally slow period during which colleges and universities break for the summer and Cable experiences a relatively high number of seasonal disconnects as a result. Many of these subscribers will in turn reactivate their services during the third quarter coincident with the start of the new academic year. As Cable's penetration of digital cable, Internet and Home Phone continue to increase, the impact of seasonal disconnections increases as well and this effect contributed to the year-over-year decline in the number of net RGU additions at Cable this quarter.
            Basic cable net losses for the three months ended June 30, 2008 reflect the normal seasonality, while the net losses for the six months ended June 30,
2008 were also negatively impacted by the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.
            The digital cable subscriber base grew by 16% from June 30, 2007 to June
30, 2008. Digital penetration now represents 62% of basic cable households.
Strong demand for HD and personal video recorder ("PVR") digital set-top box equipment and pay-per-use purchases, combined with the success of multi-product marketing campaigns, which package cable television, high-speed
Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 23,000 and 72,000 households, respectively, in the three and six months ended June 30, 2008. HD subscribers at Cable were up 59%
from June 30, 2007 to June 30, 2008, from 287,000 to 455,000.

            Internet (Residential) Revenue

            The increase in Internet revenues of 13% and 14% for the three and six months ended June 30, 2008 respectively, from the corresponding periods in
2007, primarily reflects the 12% year-over-year increase in the number of
Internet subscribers combined with price increases to our Internet offerings.
            While the three months ended June 30, 2008 were impacted to a greater extent than 2007 by seasonal disconnects, Internet penetration continued to increase and now stands at approximately 67% of basic cable households and 42%
of homes passed with approximately 1.5 million total Internet customers.

            Rogers Home Phone Revenue

            The revenue growth of Rogers Home Phone was 18% and 20% for the three and six months ended June 30, 2008, respectively, due to an increased customer base from 853,000 at June 30, 2007 to 1,043,000 at June 30, 2008. Cable
continues to focus on growing cable telephony while de-emphasizing circuit-switched phone lines. Cable telephony service lines experienced growth of 41,000 and 87,000 for the three and six months ended June 30, 2008, respectively. The net addition of service lines is lower than the comparable
2007 three and six month periods due to an increased competitive response by the Telco incumbents and fewer migrations from the circuit-switched to the cable telephony platform. Circuit-switched services incurred greater net line losses to date in 2008, compared to the corresponding periods of 2007, as
Cable has chosen to reduce sales and marketing activity on this product. The cable telephony subscriber base grew 46% from June 30, 2007 to June 30, 2008.
For the six months ended June 30, 2008, cable telephony subscribers represented 32% of basic cable subscribers and 22% of the homes passed in which cable telephony is available, compared to 22% and 16% respectively, for the six months ended June 30, 2007.

            Cable Operations Operating Expenses

            The increase in Cable's operating expenses for the three and six months ended June 30, 2008 compared to the corresponding periods of 2007 were primarily driven by the timing of promotional activities and the increases in digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service and network operations. Partially offsetting these increases was a reduction in costs associated with Cable's Internet product resulting from a renegotiated agreement with Yahoo! which became effective January 1, 2008, and overall cost efficiencies across various functions. The cost efficiency gains are due to achieving operational scale and improving the customer experience resulting in lower related costs.

            Cable Operations Adjusted Operating Profit

            The year-over-year growth in adjusted operating profit was primarily the result of growth in revenue and subscribers, combined with the reduced costs associated with Internet services. As a result, Cable Operations adjusted operating profit margins increased to 40.8% and 40.4%, respectively, for the three and six months ended June 30, 2008, compared to 37.6% and 37.7% in the respective corresponding periods in 2007.

            Cable Operations' base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately
298,000 customers which have not been migrated to our cable network telephony platform, with Cable Operations' telephony business, has a dilutive impact on operating profit margins.

            ROGERS BUSINESS SOLUTIONS

            Summarized Financial Results

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (In millions of                  June 30,                 June 30,
             dollars, except        -------------------------------------------------
             margin)                  2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            RBS operating revenue   $   130  $   146    (11) $  263  $   291     (10)
                                    -------------------------------------------------
            Operating expenses
             before the undernoted
              Sales and marketing
               expenses                   6       19    (68)     13       40     (68)
              Operating, general and
               administrative
               expenses                 108      123    (12)    217      254     (15)
                                    -------------------------------------------------
                                        114      142    (20)    230      294     (22)
                                    -------------------------------------------------
            Adjusted operating
             profit (loss)(1)            16        4    n/m      33       (3)    n/m
            Stock option plan
             amendment(2)                 -       (2)  (100)      -       (2)   (100)
            Stock-based compensation
             recovery(2)                  -        -    n/m       1        -     n/m
            Integration and
             restructuring
             expenses(3)                 (2)     (12)   (83)     (3)     (12)    (75)
                                    -------------------------------------------------
            Operating profit
             (loss)(1)              $    14  $   (10)   n/m  $   31  $   (17)    n/m
                                    -------------------------------------------------
                                    -------------------------------------------------

            Adjusted operating
            profit (loss) margin(1)   12.3%     2.7%          12.5%    (1.0%)
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (2) See the section entitled "Stock-based Compensation".
            (3) Costs incurred relate to the integration of Call-Net and the restructuring of Rogers Business Solutions.

            Summarized Subscriber Results

            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
                                             June 30,                 June 30,
            (Subscriber statistics  -------------------------------------------------
             in thousands)            2008     2007     Chg    2008     2007     Chg
            -------------------------------------------------------------------------

            Local line
             equivalents(1)(2)
              Net additions (losses)     (6)       7    (13)     (22)      10    (32)
              Total local line
               equivalents                                       215      229    (14)

            Broadband data circuits(3)
              Net additions (losses)     (1)       1     (2)      (2)       1     (3)
              Total broadband data
               circuits                                           30       33     (3)
            -------------------------------------------------------------------------

            (1) Local line equivalents include individual voice lines plus Primary
                Rate Interfaces ("PRIs") at a factor of 23 voice lines each.
            (2) Included in total subscribers at June 30, 2007 are approximately
                14,000 local line equivalents and 1,000 broadband data circuits acquired from Futureway. These subscribers are not included in net additions for the three and six months ended June 30, 2007.
            (3) Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
            >>

            RBS Revenue

            The decrease in RBS revenues reflects a decline in lower margin resale and long-distance businesses, with a shift in focus to increasing the strength of profitable relationships and leveraging revenue opportunities over Cable's existing network. RBS continues to refocus on retaining its existing medium-enterprise and carrier customer base, but late in 2007 it suspended aggressive sales and marketing initiatives related to acquiring new medium and large business customers. RBS continues to evaluate areas of profitable business within the medium and large enterprise segments, while Core Cable focuses on continuing to grow Rogers' penetration of Internet and telephony services into the small business and small office home office markets within
Cable's territory. For the three and six months ended June 30, 2008, RBS long-distance revenue declined $12 million and $26 million, respectively, and data revenue declined $4 million and $5 million, respectively.
            RBS Operating Expenses

            Carrier charges, included in operating, general and administrative expenses, decreased by $8 million and $21 million for the three and six months ended June 30, 2008, respectively, due to the decrease in revenue and focus on on-net services. Carrier charges still represented approximately 55% and 54%
of revenue in the three and six months ended June 30, 2008, compared to 55%
and 57% of revenue in the corresponding periods of 2007.
            The decreases in other operating, general and administrative expenses for the three and six months ended June 30, 2008, $20 million and $43 million, respectively, are primarily related to lower sales, marketing and information technology costs compared to the corresponding periods of the prior year. The reduction in sales and marketing expenses for the three and six months ended
June 30, 2008, compared to the corresponding periods of the prior year, reflects streamlining initiatives, including headcount reductions, associated with the refocusing of RBS' business.

            RBS Adjusted Operating Profit

            The changes described above resulted in RBS adjusted operating profit of
$16 million and $33 million for the three and six months ended June 30, 2008, compared to an adjusted operating profit (loss) of $4 million and $(3) million in the corresponding periods of 2007.

            ROGERS RETAIL

            Summarized Financial Results

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
                                             June 30,                 June 30,
                                    -------------------------------------------------
            (In millions of dollars)  2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            Rogers Retail
             operating revenue      $    92  $    93     (1) $   192  $   184      4
                                    -------------------------------------------------

            Operating expenses           97       97      -      194      187      4
                                    -------------------------------------------------
            Adjusted operating
             loss(1)                     (5)      (4)    25       (2)      (3)   (33)
            Stock option plan
             amendment(2)                 -       (5)  (100)       -       (5)  (100)
            Stock-based compensation
             expense(2)                  (1)       -    n/m        -        -    n/m
            Integration and
             restructuring
             expenses(3)                  -        -    n/m       (4)       -    n/m
                                    -------------------------------------------------
            Operating loss(1)       $    (6) $    (9)   (33) $    (6) $    (8)   (25)
                                    -------------------------------------------------
                                    -------------------------------------------------
            Adjusted operating
             loss margin(1)           (5.4%)   (4.3%)          (1.0%)   (1.6%)
            -------------------------------------------------------------------------

            (1) As defined. See the sections entitled "Key Performance Indicators and
                Non-GAAP Measures" and "Supplementary Information".
            (2) See the section entitled "Stock-based Compensation".
            (3) Costs related to the closure of certain Rogers Retail stores.
            >>

            Rogers Retail Revenue

            The increase in Rogers Retail revenue of $8 million for the six months ended June 30, 2008, compared to the corresponding period of 2007, was the result of increased sales of wireless products and services, partially offset by the continued decline in video rentals.

            Rogers Retail Adjusted Operating Profit

            Adjusted operating profit at Rogers Retail was relatively unchanged for the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, and reflects the trends noted above.

            CABLE ADDITIONS TO PP&E

            The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

            <<
            -   Customer premises equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;

            -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;

            -   Line extensions, which includes network costs to enter new service areas;

            -   Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
                electronics; and

            -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

            Summarized Cable PP&E Additions

            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
                                             June 30,                 June 30,
                                    -------------------------------------------------
            (In millions of dollars)  2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------

            Additions to PP&E
              Customer premises
               equipment            $    53  $    69    (23) $    99  $   135    (27)
              Scalable infrastructure    75       36    108      110       58     90
              Line extensions            12       15    (20)      21       28    (25)
              Upgrades and rebuild        5       15    (67)       8       19    (58)
              Support capital            40       28     43       68       48     42
                                    -------------------------------------------------
            Total Cable Operations      185      163     13      306      288      6
            RBS                          10       17    (41)      14       40    (65)
            Rogers Retail                 4        4      -        7        7      -
                                    -------------------------------------------------
                                    $   199  $   184      8  $   327  $   335     (2)
            -------------------------------------------------------------------------
            >>

            The increase in Cable Operations PP&E additions for the quarter ended
June 30, 2008, is primarily attributable to a larger subscriber base and increased demand for data products. This resulted in increased spending on scalable infrastructure, as well as increased support capital. Spending on CPE has decreased in the three and six months ended June 30, 2008, compared to the corresponding periods of the prior year, due to the continued drawdown of inventory levels.
            The reduction in RBS PP&E additions for the three and six months ended
June 30, 2008, compared to the corresponding periods of the prior year, reflects the refocusing of RBS's business as discussed above.
            Rogers Retail PP&E additions are attributable to improvements made to certain retail stores.

            MEDIA
            -----

            Summarized Media Financial Results

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
            (In millions of                  June 30,                 June 30,
             dollars, except        -------------------------------------------------
             margin)                2008(1)(2)  2007  % Chg  2008(1)(2)  2007  % Chg
            -------------------------------------------------------------------------

            Operating revenue       $   409  $   348     18  $   716  $   614     17
                                    -------------------------------------------------
            Operating expenses
             before the undernoted      357      303     18      663      550     21
                                    -------------------------------------------------
            Adjusted operating
             profit(3)                   52       45     16       53       64    (17)
            Stock option plan
             amendment(4)                 -      (84)  (100)       -      (84)  (100)
            Stock-based compensation
             recovery (expense)(4)       (9)      (4)   125       11       (6)   n/m
            Adjustment for CRTC
             Part II fees decision(5)    (7)       -    n/m       (6)       -    n/m
                                    -------------------------------------------------
            Operating profit
             (loss)(3)              $    36  $   (43)   n/m  $    58  $   (26)  n/m
                                    -------------------------------------------------
                                    -------------------------------------------------
            Adjusted operating
             profit margin(3)         12.7%    12.9%            7.4%    10.4%

            Additions to property,
             plant and equipment(3) $    17  $    11     55  $    38  $    18    111
            -------------------------------------------------------------------------

            (1) The operating results of Citytv are included in Media's results of operations from the date of acquisition on October 31, 2007.
            (2) The operating results of channel m are included in Media's results of operations from the date of acquisition on April 30, 2008.
            (3) As defined. See the section entitled "Key Performance Indicators and
                Non-GAAP Measures".
            (4) See the section entitled "Stock-based Compensation".
            (5) Relates to an adjustment for CRTC Part II fees related to prior periods resulting from a recent Federal Court of Appeal decision. See the section entitled "Government Regulation and Regulatory
                Developments" for further details.
            >>

            Media Revenue

            The increase in Media revenue for the three and six months ended June 30,
2008, over the corresponding periods in 2007, primarily reflects the acquisition of Citytv. This acquisition closed on October 31, 2007 and contributed $46 million and $80 million, respectively, to revenue in the three and six months ended June 30, 2008, or approximately 75% and 78%, respectively, of the revenue increases. In addition, Media's OMNI Television,
Radio and Sportsnet businesses each experienced organic revenue growth compared to the three and six months ended June 30, 2007. These increases were partially offset by softer advertising revenue at Publishing, modestly lower sales of fine jewelry and home goods at The Shopping Channel, and the variation in timing of revenue-sharing payments from Major League Baseball at
Sports Entertainment.

            Media Operating Expenses

            The increase in Media operating expenses for the three and six months ended June 30, 2008, compared to the corresponding periods in 2007, primarily reflects the addition of $41 million and $77 million, respectively, of operating costs relating to the acquired Citytv business, the $9 million charge for terminating the concession agreement at Rogers Centre during the first quarter of 2008, as well as the buyout of certain player and coaching contracts during the second quarter of 2008.

            Media Adjusted Operating Profit

            The increase in Media's adjusted operating profit for the three months ended June 30, 2008, compared to the corresponding period of 2007, primarily reflects the addition of the Citytv business resulting in the contribution of
$5 million to adjusted operating profit. The decrease in Media's adjusted operating profit for the six months ended June 30, 2008, compared to the corresponding period of the prior year, primarily reflects a contract termination fee for concession services at Rogers Centre, buyouts of player and coaching contracts, foreign exchange on U.S. dollar revenues, programming cost increases at Sportsnet, and revenue softness at Publishing and The
Shopping Channel.

            Media Additions to PP&E

            The majority of Media's PP&E additions in the three and six months ended
June 30, 2008, reflect building improvements related to the relocation of
Rogers Sportsnet production facilities, the continued investment in a new television production facility and the acquisition of certain assets as part of the termination of a concession services agreement at Rogers Centre.

            CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

            Operations

            Three Months Ended June 30, 2008

            For the three months ended June 30, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $952 million from $786 million in the corresponding period of 2007. The $166 million increase is primarily the result of a $159 million increase in adjusted operating profit and a $19 million decrease in interest expense.
            Taking into account the changes in non-cash working capital items for the three months ended June 30, 2008, cash generated from operations was
$878 million, compared to $589 million in the corresponding period of 2007.
The cash generated from operations of $878 million, together with the receipt of $2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $880 million generated or raised in the three months ended June
30, 2008.
            Net funds used during the three months ended June 30, 2008 totalled approximately $858 million, the details of which include the following:

            <<
            -   additions to PP&E of $453 million, including $28 million of related changes in non-cash working capital;

            -   net repayments under our bank credit facility aggregating
                $35 million;

            -   the payment of quarterly dividends of $160 million on our Class A
                Voting and Class B Non-Voting shares;

            -   the purchase for cancellation of 1,000,000 Class B Non-Voting shares for an aggregate purchase price of $39.9 million;

            -   additions to program rights of $42 million; and

            -   acquisitions and other net investments aggregating $128 million, including the acquisition of Aurora Cable and channel m.
            >>

            Taking into account the cash deficiency of $67 million at the beginning of the period and the fund uses described above, the cash deficiency at June
30, 2008 was $45 million.

            Six Months Ended June 30, 2008

            For the six months ended June 30, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,821 million from $1,469 million in the corresponding period of 2007. The $352 million increase is primarily the result of a $323 million increase in adjusted operating profit and a $30 million decrease in interest expense.
            Taking into account the changes in non-cash working capital items for the six months ended June 30, 2008, cash generated from operations was
$1,577 million, compared to $1,004 million in the corresponding period of
2007. The cash generated from operations of $1,577 million together with the receipt of $2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options resulted in total net funds of approximately $1,579 generated or raised in the six months ended June 30,
2008.
            Net funds used during the six months ended June 30, 2008 totalled approximately $1,563 million, the details of which include the following:

            <<
            -   additions to PP&E of $856 million, including $54 million of related changes in non-cash working capital;

            -   net repayments under our bank credit facility aggregating
                $200 million;

            -   the payment of quarterly dividends of $240 million on our Class A
                Voting and Class B Non-Voting shares;

            -   the purchase for cancellation of 1,000,000 Class B Non-Voting shares for an aggregate purchase price of $39.9 million;

            -   additions to program rights of $78 million; and

            -   acquisitions and other net investments aggregating $149 million, including the acquisition of Aurora Cable, channel m and CIKZ-FM
                Kitchener.
            >>

            Taking into account the cash deficiency of $61 million at the beginning of the period and the fund uses described above, the cash deficiency at June
30, 2008 was $45 million.

            Financing

            Our long-term debt instruments are described in Note 15 to the 2007
Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited
Interim Consolidated Financial Statements for the three and six months ended
June 30, 2008.

            Three Months Ended June 30, 2008

            As mentioned above, during the three months ended June 30, 2008, an aggregate $35 million net repayment was made under our bank credit facility.

            Six Months Ended June 30, 2008

            As mentioned above, during the six months ended June 30, 2008, an aggregate $200 million net repayment was made under our bank credit facility.

            Normal Course Issuer Bid

            In January 2008, RCI filed a normal course issuer bid ("NCIB") which authorizes us to repurchase up to the lesser of 15,000,000 of our Class B
Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. On
May 21, 2008, RCI repurchased for cancellation 1,000,000 of its Class B
Non-Voting shares pursuant to a private agreement between RCI and an arm's-length third party seller for an aggregate purchase price of $39.9 million. The purchase was made under an issuer bid exemption order issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the
NCIB.

            Wireless Spectrum Auction Letters of Credit and Payment for Auctioned
            Spectrum

            In order to participate in the auction of wireless spectrum licences which commenced May 27, 2008, we arranged for the issuance of standby letters of credit aggregating $534 million pursuant to the terms and conditions of the auction. These letters of credit will be cancelled upon payment in full of
$1.0 billion on September 3, 2008 for spectrum licences in the recent auction.
Payment will be funded with drawdowns under RCI's $2.4 billion bank credit facility. See the section entitled "Recent Developments" in the Wireless segment review for further discussion.

            Additional Revolving Credit Facility

            In order to ensure that we have sufficient liquidity following payment for the wireless spectrum auction, in July 2008, RCI entered into a credit agreement with Canadian financial institutions for an unsecured revolving credit facility of up to $500 million available until maturity 364 days following the closing date.

            Credit Ratings Upgrades

            In June 2008, Fitch Ratings upgraded each of the following: the issuer default rating for RCI to BBB (from BBB-); the rating for RCI's senior unsecured debt to BBB (from BBB-); and the rating for RCI's senior subordinated debt to BBB- (from BB+). All of these ratings have a Stable outlook (from Positive prior to this upgrade).
            In June 2008, Moody's Investors Service revised RCI's ratings outlook to
Positive (from Stable) while affirming its Baa3 rating on RCI's senior unsecured debt and Ba1 on RCI's senior subordinated debt.
            In June 2008, Standard & Poor's Ratings Services revised RCI's ratings outlook to Positive (from Stable) while affirming its BBB- corporate credit rating, BBB- rating on RCI's senior unsecured debt and BB+ on RCI's senior subordinated debt.

            Interest Rate and Foreign Exchange Management

            Economic Hedge Analysis

            For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S.
dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.
            During the three and six months ended June 30, 2008, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. On June 30, 2008 all of our U.S. dollar-denominated debt was hedged on an economic basis and on an accounting basis.

            Consolidated Hedged Position

            <<
            -------------------------------------------------------------------------
            (In millions of dollars,
             except percentages)                 June 30, 2008     December 31, 2007
            -------------------------------------------------------------------------
            U.S. dollar-denominated long-term
             debt                                 US $     4,190      US $     4,190

            Hedged with cross-currency
             interest rate exchange agreements    US $     4,190      US $     4,190

            Hedged exchange rate                 Cdn $    1.3313     Cdn $    1.3313

            Percent hedged                              100.0%(1)              100.0%
            -------------------------------------------------------------------------

            Amount of long-term debt(2) at
             fixed rates:

            Total long-term debt                 Cdn $     7,254     Cdn $     7,454
            Total long-term debt at
             fixed rates                         Cdn $     6,214     Cdn $     6,214
            Percent of long-term debt fixed                 85.7%               83.4%
            -------------------------------------------------------------------------

            Weighted average interest rate
             on long-term debt                              7.35%               7.53%
            -------------------------------------------------------------------------

            (1) Pursuant to the requirements for hedge accounting under Canadian
                Institute of Chartered Accountants ("CICA") Handbook Section 3865,
                Hedges, on June 30, 2008, RCI accounted for 100% of its cross-
                currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt.
            (2) Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

            Composition of Fair Market Value Liability for Derivative Instruments

            -------------------------------------------------------------------------
            (In millions of dollars)             June 30, 2008     December 31, 2007
            -------------------------------------------------------------------------
            Foreign exchange related                    $  1,571            $  1,719
            Interest related                                 172                  85
                                              ---------------------------------------
            Total carrying value                        $  1,743            $  1,804
            -------------------------------------------------------------------------
            >>

            Outstanding Share Data

            Set out below is our outstanding share data as at June 30, 2008. For additional information, refer to Note 19 to our 2007 Annual Audited
Consolidated Financial Statements and Note 4 to the Unaudited Interim
Consolidated Financial Statements for the three and six months ended June 30,
2008.

            <<
            -------------------------------------------------------------------------
                                                                       June 30, 2008
            -------------------------------------------------------------------------
            Common Shares(1)

            Class A Voting                                               112,462,014
            Class B Non-Voting                                           526,249,809
            -------------------------------------------------------------------------

            Options to purchase Class B Non-Voting shares

            Outstanding options                                           16,132,223
            Outstanding options exercisable                               11,287,296
            -------------------------------------------------------------------------

            (1) Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding
                Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.
            >>

            Dividends and Other Payments on Equity Securities

            On November 1, 2007, we declared a quarterly dividend of $0.125 per share on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $80 million was paid on January 2, 2008 to shareholders of record on December 12, 2007.
            On January 7, 2008, our Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting
share effective with the next quarterly dividend. The new annual dividend of
$1.00 per share is paid in quarterly amounts of $0.25 per each outstanding
Class A Voting and Class B Non-Voting share. Such quarterly dividends are only payable as and when declared by our Board of Directors and there is no entitlement to any dividend prior thereto.
            On February 21, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling
$160 million was paid on April 1, 2008 to shareholders of record on March 6,
2008.
            On April 29, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class A Voting shares and Class B Non-Voting shares. This quarterly dividend totalling
$160 million was paid on July 2, 2008 to shareholders of record on May 13,
2008.

            COMMITMENTS AND CONTRACTUAL OBLIGATIONS

            Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2007
Annual MD&A, and are further discussed in Notes 15, 23 and 24 of our 2007
Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December
31, 2007, except as follows:

            <<
            -   We have entered into an agreement with a supplier to purchase handsets in the amount of approximately $150 million. See the section entitled "Recent Developments" in the Wireless segment review for further discussion;
            -   We have committed to purchase certain wireless spectrum as part of the AWS spectrum auction. See the section entitled "Recent
                Developments" in the Wireless segment review for further discussion;
            -   The Blue Jays signed two players to multi-year contracts totalling
                $80 million, ranging from four to six years;
            -   The Buffalo Bills will play a series of eight games over a five-year period at the Rogers Centre in Toronto, beginning in August 2008, resulting in a commitment of $78 million of payments scheduled from
                2008 through 2012; and
            -   Changes to our bank credit facility balance previously discussed in the "Consolidated Liquidity and Capital Resources" section.
            >>

            GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

            The significant government regulations which impact our operations are summarized in our 2007 Annual MD&A. The significant changes to those regulations since December 31, 2007, are as follows:

            AWS Spectrum Auction

            On February 27, 2008, Industry Canada issued Responses to Questions for
Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed on February 29, 2008 by conditions of licence which will impose those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer a service, or level of service, which the roamer's network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks.

            Commercial Radio Copyright Tariffs

            On February 22, 2008, the Copyright Board reaffirmed the rates it set in
2005 for fees payable to the Society of Composers, Authors and Music
Publishers of Canada ("SOCAN") and Neighbouring Rights Collective of Canada
("NRCC") for use of music from 2003 to 2007, in February 2008. In its reaffirmation of the SOCAN-NRCC decision the Copyright Board also granted the
Canadian Association of Broadcasters' request for a consolidated tariff proceeding, which would set an overall valuation for the use of music by commercial radio, which would then be divided amongst the collectives.

            Copyright Legislation

            The federal government has introduced amendments to the Canadian copyright legislation in the House of Commons. The Bill will require Internet service providers ("ISPs") to use a "notice and notice" regime whereby notices would be sent to the ISPs alleging copyright infringement. The ISP would then forward these notices to its customers. This is similar to the procedure currently used by us and therefore would not impose any new costs. The copyright legislation would also legalize forms of copying currently used by
Cable's customers, but in its current form would not permit cable operators to use network PVR technology.

            Canadian Television Fund ("CTF")

            On June 5, 2008, the CRTC reported to the government (Canadian Heritage)
on proposed changes to the CTF. It recommended separating private and public funding into two streams and creating two separate boards of directors. The
CRTC denied proposals by some cable operators to opt-out of paying contributions. The report did not propose increases in the contributions currently paid by broadcasting distribution undertakings ("BDU") such as
Cable.

            Essential Facilities

            On June 22, 2008, the Federal Court of Appeal denied the leave to appeal application from Bell Canada et al which sought to appeal the CRTC's essential facilities decision. Bell Canada and other parties have also applied to the
CRTC with review and vary applications seeking to reverse some limited aspects of the essential facilities decision. Rogers has generally opposed these review and vary applications.

            Restrictions on Non-Canadian Ownership and Control

            On June 26, 2008, the Competition Policy Review Panel issued its report.
While this panel and its report have no force of law, the report recommended that non-Canadians be permitted to start new telecommunications carriers in
Canada and purchase existing carriers which have less than 10 percent of the
Canadian telecommunications market. The report further recommends that after five years, there should be no foreign ownership rules for all telecommunications carriers and BDU's (cable and direct-to-home operators).
Similar recommendations have been made as a result of previous studies over the past several years which did not result in any changes by government, and there is no indication when, or if, the government will act on any of the recommendations of this most recent report.

            Part II Fees

            The CRTC collects two different types of fees from broadcast licencees which are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful.
On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. Both the Crown and the applicants appealed this case to the Federal Court of Appeal. On April 28, 2008, the
Federal Court of Appeal overturned the Federal Court and ruled that Part II fees are valid regulatory charges. As a result, during the three months ended
June 30, 2008, Cable and Media recorded charges of approximately $30 million and $7 million, respectively, for CRTC Part II fees covering the period
September 1, 2006 to March 31, 2008 ($25 million and $6 million for the period
September 1, 2006 to December 31, 2007 for Cable and Media, respectively). In addition, we recorded $5 million and $2 million in the second quarter of 2008, for Cable and Media, respectively, which is included in operating, general and administrative expenses. We will continue to record these fees on a prospective basis. An application for leave to appeal has been filed with the
Supreme Court of Canada although there is no assurance that the Court will hear the appeal or overturn this decision.

            New Media Proceeding

            The CRTC has commenced a major proceeding dealing with what it refers to as new media. They are reviewing any existing new media exemption order which exempts all broadcasting content on the Internet from regulation. They are also considering ways in which Canadian new media content could be subsidized.
We expect some parties to argue in the proceeding that ISPs, such as Cable, should pay contributions to a fund to subsidize Canadian new media content.

            Proposed Legislation

            Bill C-555, An Act to Provide Clarity and Fairness in the Provision of
Telecommunications Services in Canada, has received its first reading in the
House of Commons. Bill C-555 is a private members bill and not government legislation. If passed, the bill would require the Minister of Industry to amend the licence conditions of PCS and cellular spectrum licences to prohibit carriers from charging additional fees or charges that are not part of the subscriber's monthly fee or monthly rate plan. The bill would also require the
CRTC to inquire into, and make a report on, a wide range of issues including billing, cell phone locking, information regarding network speeds and limitations, network management practices and the Commissioner for Complaints for Telecommunications Services.
            The Office de la Protection du Consommateur in Quebec is proposing to introduce amendments to the Consumer Protection Act that would affect sequential performance contracts provided remotely, including wireless, wireline and Internet service contracts. If passed, the amendments would limit the term of such contracts to two years, impose a limit on the early cancellation fees that can be charged to customers, prohibit the setting of an expiry date on prepaid phone cards, regulate the content and the form of such contracts as well as the termination and renewal rights of the consumers. The amendments also propose to institute a right of action to consumer protection associations to apply for discontinuance of practices or contractual clauses that contravene the Consumer Protection Act.

            UPDATES TO RISKS AND UNCERTAINTIES

            Our significant risks and uncertainties are summarized in our 2007 Annual
MD&A, which was current as of February 20, 2008. The significant changes to those risks and uncertainties since that date are as follows:

            Proposed Class Action (911 Fees)

            On June 25, 2008, a proceeding was commenced in Saskatchewan under that
Province's Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by us and the other wireless communication providers in Canada. The Plaintiffs are seeking unquantified damages and restitution. The Plantiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

            There is no Guarantee that Wireless' Service Revenue Will Exceed
            Increased Handset Subsidies

            Wireless' business model, as is generally the case for other North
American wireless carriers, is substantially based on subsidizing the cost of the handset to the customer to reduce the barrier to entry, while in return requiring a term commitment from the customer. For certain handsets, Wireless will commit with the supplier to a minimum subsidy. Wireless' business could be materially adversely affected if by virtue of law or regulation or negative customer behaviour, Wireless was unable to require term commitments or early cancellation fees from its customers or did not receive the service revenues that it anticipated from the customer commitment.

            The AWS Spectrum Auction Could Increase Competition

            Industry Canada's auction for AWS spectrum concluded on July 21, 2008.
Each of the three large incumbent wireless operators, Rogers, Bell Canada and
TELUS, acquired spectrum licences of varying sizes and in varying markets across Canada. Rogers acquired 20MHz of spectrum across the country while, MTS
Allstream Inc., and Saskatchewan Telecommunications Holding Corporation
acquired spectrum in Manitoba and Saskatchewan, respectively.
            Through the auction and as described below, five new entrants acquired substantial regional holdings of AWS spectrum, and several much smaller companies acquired small amounts of spectrum in generally isolated locations.
These new entrants could provide Wireless with substantial competition in the regions in which they have acquired licences. These new entrants may also partner with one another or our other competitors providing competition to
Wireless in more than one region or on a national scale.
            Three existing cable companies acquired spectrum, substantially in the regions where they already offer cable television, internet and telephone service. This acquisition of spectrum provides them with the potential ability to offer more comprehensive bundles of communications services including wireless services than they currently offer over their own facilities. Bragg
Communications Inc., operating under the name Eastlink, is the dominant cable provider in the provinces of Nova Scotia and PEI and has additional cable operations across the country in various small towns across Canada. Eastlink acquired spectrum in each of its cable markets. Quebecor Media Inc., operating under the name Videotron Ltd. ("Videotron"), is the largest cable provider in
Quebec. Videotron was the only potential new entrant to acquire spectrum in the province of Quebec and also acquired spectrum in Eastern Ontario and in
Toronto. Shaw Communications Inc., which is the dominant cable provider in
Western Canada and parts of northern Ontario, acquired spectrum cable markets in B.C., Alberta, Manitoba, Saskatchewan and in Sault Ste. Marie and Thunder
Bay in Ontario.
            Globalive Communications Corp. ("Globalive"), a privately-held company, is the parent company of Yak Communications Canada Corp. which is a resale-based long distance service provider in Canada. Globalive is heading a consortium with participation from Weather Investments SPA, controlled by
Egypt's Naguib Sawiris (or its subsidiary, Orascom Telecom Holding S.A.E.) and
Novator Partners, founded by Iceland's Bjorgolfur Thor Bjorgolfsson). The
Globalive consortium acquired spectrum across Canada and the Northern
Territories with the exception of Quebec.
            Finally, Data & Audio-Visual Enterprises Wireless Inc. ("DAVE"), a new,
privately-held company established by Canadian and U.S. investors, acquired spectrum in Eastern Ontario, Southern Ontario, and Victoria, Vancouver,
Edmonton, Red Deer, and Calgary.
            Currently, no single potential entrant has acquired spectrum sufficient to become a national licencee as defined by industry Canada to qualify for mandated roaming on a national basis for 10 years.

            KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

            We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2007 Annual MD&A.
These key performance indicators are not measurements under Canadian or U.S.
GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

            <<
            -   Network revenue and ARPU;
            -   Subscriber counts and subscriber churn;
            -   Operating expenses and average monthly operating expense per wireless subscriber;
            -   Sales and marketing costs (or cost of acquisition) per subscriber;
            -   Operating profit;
            -   Adjusted operating profit;
            -   Adjusted operating profit margin; and
            -   Additions to PP&E.
            >>

            See the "Supplementary Information" section for calculations of these
Non-GAAP measures.

            RELATED PARTY ARRANGEMENTS

            We have entered into certain transactions with companies, the partners or senior officers of which are or have been Directors of our Company and/or its subsidiary companies. During the three and six months ended June 30, 2008 and
2007, total amounts paid to these related parties, directly or indirectly, are as follows:

            <<
            -------------------------------------------------------------------------
                                        Three months ended       Six months ended
                                             June 30,                 June 30,
                                    -------------------------------------------------
            (In millions of dollars)  2008     2007   % Chg    2008     2007   % Chg
            -------------------------------------------------------------------------
            Printing, legal
             services and
             commissions paid
             on premiums for
             insurance coverage     $     1  $     1      -  $     2  $     1    100
            -------------------------------------------------------------------------
            >>

            Fees charged to our controlling shareholder for the personal use of corporate aircraft and for other administrative services are subject to formal agreements approved by the Audit Committee. For the six months ended June 30,
2008 and 2007, the fees charged to our controlling shareholder for personal use of the aircraft and other administrative services were approximately
$0.5 million and $0.5 million, respectively.
            These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

            CRITICAL ACCOUNTING POLICIES AND ESTIMATES

            In our 2007 Annual Audited Consolidated Financial Statements and Notes
thereto, as well as in our 2007 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the six months ended June 30,
2008, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2007 Annual MD&A.

            NEW ACCOUNTING STANDARDS

            Capital Disclosures

            Effective January 1, 2008, we adopted the new recommendations of the
Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535,
Capital Disclosures ("CICA 1535"). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. These new disclosures are included in Note 9 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2008 and 2007.

            Financial Instruments

            Effective January 1, 2008, we adopted the new recommendations of CICA
Handbook Section 3862, Financial Instruments - Disclosures ("CICA 3862"), and
Handbook Section 3863, Financial Instruments - Presentation ("CICA 3863").
            CICA 3862 requires entities to provide disclosures in their financial statements that enables users to evaluate the significance of financial instruments on the entity's financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.
            CICA 3863 establish standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.
            The adoption of these standards did not have any impact on the classification and measurement of our financial instruments. The new disclosures pursuant to these new Handbook Sections are included in Note 10 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2008 and 2007.

            Recent Accounting Pronouncements

            International Financial Reporting Standards ("IFRS")

            In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of
Canadian GAAP with IFRS over an expected five year transitional period.
            In February 2008, the AcSB confirmed that IFRS will be mandatory in
Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.
            We are evaluating accounting policy differences between Canadian GAAP and
IFRS based on management's current understanding of these standards. However, the financial reporting impact of the transition to IFRS has not yet been determined.

            SEASONALITY

            Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.
            Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the
Wireless, Cable and Media segments, please refer to our 2007 Annual MD&A.

            2008 GUIDANCE

            At this point in the year we have no specific revisions to the 2008 annual financial and operating guidance ranges which we provided on January 7,
2008. However, we note that Wireless' launch of the iPhone 3G on July 11, 2008 as discussed above is expected to cause COA to increase in the second half of
2008 and be greater than contemplated in our original 2008 guidance thus impacting Wireless' operating profit in the same period. However, Wireless'
adjusted operating profit for the first two quarters of 2008 has and continues to trend stronger than originally anticipated in our 2008 guidance, and as such, we currently expect these two trends will for the most part offset each other for the full year 2008 in respect of Wireless' adjusted operating profit results. See the section entitled "Caution Regarding Forward-Looking
Statements, Risks and Assumptions" below.

            <<
            SUPPLEMENTARY INFORMATION
            Calculations of Wireless Non-GAAP Measures

            --------------------------------------------------- ---------------------
            (In millions of dollars,        Three months ended     Six months ended
             subscribers in thousands,            June 30,              June 30,
             except ARPU figures and      --------------------- ---------------------
             operating profit margin)         2008       2007       2008       2007
            --------------------------------------------------- ---------------------

            Postpaid ARPU (monthly)
              Postpaid (voice and data)
               revenue                     $  1,371   $  1,207   $  2,665   $  2,311
              Divided by: average
               postpaid wireless voice
               and data subscribers           6,055      5,538      6,006      5,488
              Divided by: 3 months for
               the quarter and 6 months
               for year-to-date                   3          3          6          6
                                          --------------------- ---------------------
                                           $  75.48   $  72.65   $  73.95   $  70.18

            --------------------------------------------------- ---------------------

            Prepaid ARPU (monthly)
              Prepaid (voice and data)
               revenue                     $     71   $     67   $    137   $   128
              Divided by: average prepaid
               subscribers                    1,404      1,365      1,403      1,369
              Divided by: 3 months for
               the quarter and 6 months
               for year-to-date                   3          3          6          6
                                          --------------------- ---------------------
                                           $  16.86   $  16.36   $  16.27   $  15.58

            --------------------------------------------------- ---------------------

            Cost of acquisition per
             gross addition
              Total sales and marketing
               expenses                    $    151   $    146   $    291   $    286
              Equipment margin loss
               (acquisition related)             40         39         75         66
                                          --------------------- ---------------------
                                           $    191   $    185   $    366   $    352
                                          --------------------- ---------------------
                                          --------------------- ---------------------
              Divided by: total gross
               wireless additions
               (postpaid, prepaid and
               one-way messaging)               435        481        862        913
                                          --------------------- ---------------------
                                           $    439   $    385   $    425   $    386

            --------------------------------------------------- ---------------------

            Operating expense per average
             subscriber (monthly)
              Operating, general and
               administrative expenses     $    446   $    381   $    887   $    747
              Equipment margin loss
               (retention related)               39         47         81        102
                                          --------------------- ---------------------
                                           $    485   $    428   $    968   $    849
                                          --------------------- ---------------------
                                          --------------------- ---------------------
              Divided by: average total
               wireless subscribers           7,562      7,034      7,524      6,992
              Divided by: 3 months for the
               quarter and 6 months for
               year-to-date                       3          3          6          6
                                          --------------------- ---------------------
                                           $  21.38   $  20.28   $  21.44   $  20.24

            --------------------------------------------------- ---------------------

            Equipment margin loss
              Equipment sales              $     77   $     87   $    145   $    149
              Cost of equipment sales          (156)      (173)      (301)      (317)
                                          --------------------- ---------------------
                                           $    (79)  $    (86)  $   (156)  $   (168)
                                          --------------------- ---------------------
                                          --------------------- ---------------------

              Acquisition related          $    (40)  $    (39)  $    (75)  $    (66)
              Retention related                 (39)       (47)       (81)      (102)
                                          --------------------- ---------------------
                                           $    (79)  $    (86)  $   (156)  $   (168)
                                          --------------------- ---------------------
                                          --------------------- ---------------------

            --------------------------------------------------- ---------------------

            Adjusted operating profit
             margin
              Adjusted operating profit    $    769   $    664   $  1,474   $  1,245
              Divided by network revenue      1,445      1,277      2,808      2,446
                                          --------------------- ---------------------
              Adjusted operating profit
               margin                          53.2%      52.0%      52.5%      50.9%

            --------------------------------------------------- ---------------------

            SUPPLEMENTARY INFORMATION
            Calculations of Cable Non-GAAP Measures

            --------------------------------------------------- ---------------------
            (In millions of dollars,        Three months ended     Six months ended
             subscribers in thousands,            June 30,              June 30,
             except ARPU figures and      --------------------- ---------------------
             operating profit margin)         2008       2007       2008       2007
            --------------------------------------------------- ---------------------

            Core Cable ARPU
              Core Cable revenue           $    417   $    384   $    820   $    757
              Divided by: average basic
               cable subscribers              2,289      2,272      2,292      2,275
              Divided by: 3 months for
               the quarter and 6 months
               for year-to-date                   3          3          6          6
                                          --------------------- ---------------------
                                           $  60.73   $  56.34   $  59.62   $  55.45
            --------------------------------------------------- ---------------------
            Internet ARPU
              Internet revenue             $    171   $    152   $    337   $    295
              Divided by: average
               Internet (residential)
               subscribers                    1,524      1,374      1,510      1,353
              Divided by: 3 months for
               the quarter and 6 months
               for year-to-date                   3          3          6          6
                                          --------------------- ---------------------
                                           $  37.41   $  36.87   $  37.19   $  36.33
            --------------------------------------------------- ---------------------
            Cable Operations adjusted
             operating profit margin:
              Adjusted operating profit    $    293   $    243   $    571   $    477
              Divided by revenue                718        646      1,413      1,266
                                          --------------------- ---------------------
            Cable Operations adjusted
             operating profit margin           40.8%      37.6%      40.4%      37.7%
            --------------------------------------------------- ---------------------
            RBS adjusted operating profit
             (loss) margin:
              Adjusted operating
               profit (loss)               $     16   $      4   $     33   $     (3)
              Divided by revenue                130        146        263        291
                                          --------------------- ---------------------
            RBS adjusted operating
             profit (loss) margin              12.3%       2.7%      12.5%     (1.0%)
            --------------------------------------------------- ---------------------

            SUPPLEMENTARY INFORMATION
            Calculation of Adjusted Operating Profit, Net Income and
            Earnings Per Share

            --------------------------------------------------- ---------------------
                                            Three months ended     Six months ended
            (In millions of dollars,              June 30,              June 30,
             number of shares             --------------------- ---------------------
             outstanding in millions          2008       2007       2008       2007
            --------------------------------------------------- ---------------------

            Operating profit               $    996   $    431   $  2,091   $  1,229
            Add (deduct):
              Stock option plan amendment         -        452          -        452
              Stock-based compensation
               (recovery) expense                53         32        (63)        47
              Adjustment for CRTC Part II
               fees decision                     37          -         31          -
              Integration and restructuring
               expenses - Cable                   3         15          8         16
                                          --------------------- ---------------------
            Adjusted operating profit      $  1,089   $    930   $  2,067   $  1,744
                                          --------------------- ---------------------
                                          --------------------- ---------------------

            Net income (loss)              $    301   $    (56)  $    645   $    114
            Add (deduct):
              Stock option plan amendment         -        452          -        452
              Stock-based compensation
               (recovery) expense                53         32        (63)        47
              Adjustment for CRTC Part II
               fees decision                     37          -         31          -
              Integration and restructuring
               expenses - Cable                   3         15          8         16
              Loss on repayment of
               long-term debt                     -         47          -         47
            Income tax impact                   (30)      (191)        10       (191)
                                          --------------------- ---------------------
            Adjusted net income            $    364   $    299   $    631   $    485
                                          --------------------- ---------------------
                                          --------------------- ---------------------

            Basic earnings per share:
              Adjusted net income          $    364   $    299   $    631   $    485
              Divided by: weighted
               average number of shares
               outstanding                      639        639        639        638
                                          --------------------- ---------------------
            Adjusted basic earnings
             per share                     $   0.57   $   0.47   $   0.99   $   0.76
                                          --------------------- ---------------------
                                          --------------------- ---------------------

            Diluted earnings per share:
              Adjusted net income          $    364   $    299   $    631   $    485
              Divided by: diluted weighted
               average number of shares
               outstanding                      639        639        639        646
                                          --------------------- ---------------------
            Adjusted diluted earnings
             per share                     $   0.57   $   0.47   $   0.99   $   0.75
            --------------------------------------------------- ---------------------

            SUPPLEMENTARY INFORMATION
            Rogers Communications Inc.

                                                    2008                  2007
            ------------------------------ --------------------- --------------------
            (In millions of dollars,
             except per share amounts)           Q1         Q2         Q1         Q2
            ------------------------------ --------------------- --------------------
            Income Statement Operating
             revenue
              Wireless                     $  1,431   $  1,522   $  1,231   $  1,364
              Cable                             925        938        855        881
              Media                             307        409        266        348
              Corporate and eliminations        (54)       (66)       (54)       (66)
            ------------------------------ --------------------- --------------------
                                              2,609      2,803      2,298      2,527
            ------------------------------ --------------------- --------------------

            Operating profit before the
             undernoted
              Wireless                          705        769        581        664
              Cable                             303        304        228        243
              Media                               2         52         19         45
              Corporate and eliminations        (26)       (36)       (14)       (22)
            ------------------------------ --------------------- --------------------
                                                984      1,089        814        930
              Stock option plan amendment(1)      -          -          -       (452)
              Stock-based compensation
               recovery (expense)(1)            116        (53)       (15)       (32)
              Integration and restructuring
               expenses(2)                       (5)        (3)        (1)       (15)
              Adjustment for CRTC Part II
               fees decision(3)                   -        (37)         -          -
              Contract renegotiation fee(4)       -          -          -          -
            ------------------------------ --------------------- --------------------
            Operating profit(5)               1,095        996        798        431
            Depreciation and amortization       440        420        400        398
            ------------------------------ --------------------- --------------------
            Operating income                    655        576        398         33
            Interest on long-term debt         (138)      (133)      (149)      (152)
            Other income (expense)               (3)        11          7        (24)
            Income tax reduction (expense)     (170)      (153)       (86)        87
            ------------------------------ --------------------- --------------------
            Net income (loss) for the
             period                        $    344   $    301   $    170   $    (56)
            ------------------------------ --------------------- --------------------
            ------------------------------ --------------------- --------------------

            Net income (loss) per share:
              Basic                        $   0.54   $   0.47   $   0.27   $  (0.09)
              Diluted                      $   0.54   $   0.47   $   0.26   $  (0.09)

            Additions to PP&E(5)           $    321   $    481   $    394   $    381
            ------------------------------ --------------------- --------------------

                                                    2007                  2006
            ------------------------------ --------------------- --------------------
            (In millions of dollars,
             except per share amounts)           Q3         Q4         Q1         Q2
            ------------------------------ --------------------- --------------------
            Income Statement Operating
             revenue
              Wireless                     $  1,442   $  1,466   $  1,005   $  1,094
              Cable                             899        923        772        787
              Media                             339        364        240        334
              Corporate and eliminations        (69)       (66)       (33)       (36)
            ------------------------------ --------------------- --------------------
                                              2,611      2,687      1,984      2,179
            ------------------------------ --------------------- --------------------

            Operating profit before the
             undernoted
              Wireless                          686        658        412        490
              Cable                             265        265        222        237
              Media                              46         63         14         53
              Corporate and eliminations        (13)       (29)       (30)       (24)
            ------------------------------ --------------------- --------------------
                                                984        957        618        756
              Stock option plan amendment(1)      -          -          -          -
              Stock-based compensation
               recovery (expense)(1)            (11)        (4)       (13)       (10)
              Integration and restructuring
               expenses(2)                       (5)       (17)       (11)        (2)
              Adjustment for CRTC Part II
               fees decision(3)                  18          -          -          -
              Contract renegotiation fee(4)       -        (52)         -          -
            ------------------------------ --------------------- --------------------
            Operating profit(5)                 986        884        594        744
            Depreciation and amortization       397        408        386        395
            ------------------------------ --------------------- --------------------
            Operating income                    589        476        208        349
            Interest on long-term debt         (140)      (138)      (161)      (155)
            Other income (expense)              (14)         -          1         17
            Income tax reduction (expense)     (166)       (84)       (35)        68
            ------------------------------ --------------------- --------------------
            Net income (loss) for the
             period                        $    269   $    254   $     13   $    279
            ------------------------------ --------------------- --------------------
            ------------------------------ --------------------- --------------------

            Net income (loss) per share:
              Basic                        $   0.42   $   0.40   $   0.02   $   0.44
              Diluted                      $   0.42   $   0.40   $   0.02   $   0.44

            Additions to PP&E(5)           $    397   $    624   $    340   $    403
            ------------------------------ --------------------- --------------------

            (1) See section entitled "Stock-based Compensation".
            (2) Costs incurred relate to the integration of Fido, Call-Net, the restructuring of Rogers Business Solutions, and the closure of certain Rogers Retail stores.
            (3) In the third quarter of 2007, an accrual for CRTC Part II fees was reversed, resulting from a notice received from the CRTC that Part II fees due in November 2007 would not be collected. In the second quarter of 2008, Part II fees related to prior periods were accrued due to a Federal Court of Appeal decision which stated that the fees were a valid regulatory charge. See the section entitled "Government
                Regulation and Regulatory Developments" for further details.
            (4) One-time charge resulting from the renegotiation of an Internet-
                related services agreement with Yahoo!.
            (5) As defined. See the section entitled "Key Performance Indicators and
                Non-GAAP Measures".

            SUPPLEMENTARY INFORMATION
            Rogers Communications Inc. Adjusted Quarterly Summary(1)

                                                    2008                  2007
            ------------------------------ --------------------- --------------------
            (In millions of dollars,
             except per share amounts)           Q1         Q2         Q1         Q2
            ------------------------------ --------------------- --------------------

            Income Statement
             Operating revenue
              Wireless                     $  1,431   $  1,522   $  1,231   $  1,364
              Cable                             925        938        855        881
              Media                             307        409        266        348
              Corporate and eliminations        (54)       (66)       (54)       (66)
            ------------------------------ --------------------- --------------------
                                              2,609      2,803      2,298      2,527
            ------------------------------ --------------------- --------------------

            Adjusted operating profit(2)
              Wireless                          705        769        581        664
              Cable                             303        304        228        243
              Media                               2         52         19         45
              Corporate and eliminations        (26)       (36)       (14)       (22)
            ------------------------------ --------------------- --------------------
                                                984      1,089        814        930
            Depreciation and amortization       440        420        400        398
            ------------------------------ --------------------- --------------------
            Adjusted operating income           544        669        414        532
            Interest on long-term debt         (138)      (133)      (149)      (152)
            Other income (expense)               (3)        11          7         23
            Income tax reduction (expense)     (133)      (183)       (86)      (104)
            ------------------------------ --------------------- --------------------
            Adjusted net income for the
             period                        $    270   $    364   $    186   $    299
            ------------------------------ --------------------- --------------------
            ------------------------------ --------------------- --------------------

            Adjusted net income per share:
              Basic                        $   0.42   $   0.57   $   0.29   $   0.47
              Diluted                      $   0.42   $   0.57   $   0.29   $   0.47

            Additions to PP&E(2)           $    321   $    481   $    394   $    381
            ------------------------------ --------------------- --------------------

                                                    2007                  2006
            ------------------------------ --------------------- --------------------
            (In millions of dollars,
             except per share amounts)           Q3         Q4         Q1         Q2
            ------------------------------ --------------------- --------------------

            Income Statement
             Operating revenue
              Wireless                     $  1,442   $  1,466   $  1,005   $  1,094
              Cable                             899        923        772        787
              Media                             339        364        240        334
              Corporate and eliminations        (69)       (66)       (33)       (36)
            ------------------------------ --------------------- --------------------
                                              2,611      2,687      1,984      2,179
            ------------------------------ --------------------- --------------------

            Adjusted operating profit(2)
              Wireless                          686        658        412        490
              Cable                             265        265        222        237
              Media                              46         63         14         53
              Corporate and eliminations        (13)       (29)       (30)       (24)
            ------------------------------ --------------------- --------------------
                                                984        957        618        756
            Depreciation and amortization       397        408        386        395
            ------------------------------ --------------------- --------------------
            Adjusted operating income           587        549        232        361
            Interest on long-term debt         (140)      (138)      (161)      (155)
            Other income (expense)              (14)         -          1         17
            Income tax reduction (expense)     (165)      (109)       (39)        67
            ------------------------------ --------------------- --------------------
            Adjusted net income for the
             period                        $    268   $    302   $     33   $    290
            ------------------------------ --------------------- --------------------
            ------------------------------ --------------------- --------------------

            Adjusted net income per share:
              Basic                        $   0.42   $   0.47   $   0.05   $   0.46
              Diluted                      $   0.41   $   0.47   $   0.05   $   0.45

            Additions to PP&E(2)           $    397   $    624   $    340   $    403
            ------------------------------ --------------------- --------------------

            (1) This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation (recovery) expense, integration and restructuring expenses, adjustments to CRTC Part II fees related to prior periods, a one-time charge related to the renegotiation of an
                Internet-related services agreement, losses on repayment of long-term debt and the income tax impact related to the above items. See the section entitled "Key Performance Indicators and Non-GAAP Measures".
            (2) As defined. See the section entitled "Key Performance Indicators and
                Non-GAAP Measures".

            Rogers Communications Inc.
            Unaudited Interim Consolidated Statements of Income
            (In millions of dollars, except per share amounts)

            -------------------------------------------------------------------------
                                            Three months ended     Six months ended
                                                  June 30,              June 30,
                                              2008       2007       2008       2007
            -------------------------------------------------------------------------

            Operating revenue              $  2,803   $  2,527   $  5,412   $  4,825

            Operating expenses:
              Cost of sales                     225        250        453        468
              Sales and marketing               311        317        610        622
              Operating, general and
               administrative                 1,268      1,062      2,250      2,038
              Stock option plan amendment         -        452          -        452
              Integration and restructuring       3         15          8         16
              Depreciation and amortization     420        398        860        798
            -------------------------------------------------------------------------

            Operating income                    576         33      1,231        431
            Interest on long-term debt         (133)      (152)      (271)      (301)
            -------------------------------------------------------------------------
                                                443       (119)       960        130

            Foreign exchange gain (loss)          1         42         (6)        52
            Loss on repayment of
             long-term debt                       -        (47)         -        (47)
            Change in fair value of
             derivative instruments               5        (22)         1        (26)
            Other income, net                     5          3         13          4
            -------------------------------------------------------------------------
            Income (loss) before
             income taxes                       454       (143)       968        113
            -------------------------------------------------------------------------

            Income tax expense (recovery):
              Current                            (1)         -          1          -
              Future                            154        (87)       322         (1)
              -----------------------------------------------------------------------
                                                153        (87)       323         (1)

            -------------------------------------------------------------------------
            Net income (loss) for
             the period                    $    301   $    (56)  $    645   $    114
            -------------------------------------------------------------------------
            Net income (loss) per share:
              Basic                        $   0.47   $  (0.09)  $   1.01   $   0.18
              Diluted                          0.47      (0.09)      1.01       0.18
            -------------------------------------------------------------------------

            Rogers Communications Inc.
            Unaudited Interim Consolidated Balance Sheets
            (In millions of dollars)

            -------------------------------------------------------------------------
                                                               June 30,  December 31,
                                                                  2008          2007
            -------------------------------------------------------------------------
            Assets

            Current assets:
              Accounts receivable                          $     1,194   $     1,245
              Other current assets                                 375           304
              Future income tax assets                             457           594
            -------------------------------------------------------------------------
                                                                 2,026         2,143

            Property, plant and equipment                        7,423         7,289
            Goodwill                                             3,139         3,027
            Intangible assets                                    1,981         2,086
            Investments                                            377           485
            Deferred charges                                       107           111
            Other long-term assets                                 190           184

            -------------------------------------------------------------------------
                                                           $    15,243   $    15,325
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity

            Current liabilities:
              Bank advances, arising from
               outstanding cheques                         $        45   $        61
              Accounts payable and accrued liabilities           1,998         2,260
              Current portion of long-term debt                      1             1
              Current portion of derivative instruments            173           195
              Unearned revenue                                     248           225
            -------------------------------------------------------------------------
                                                                 2,465         2,742

            Long-term debt                                       5,958         6,032
            Derivative instruments                               1,570         1,609
            Other long-term liabilities                            204           214
            Future income tax liabilities                          271           104
            -------------------------------------------------------------------------
                                                                10,468        10,701

            Shareholders' equity                                 4,775         4,624

            -------------------------------------------------------------------------
                                                           $    15,243   $    15,325
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Rogers Communications Inc.
            Unaudited Interim Consolidated Statements of Shareholders' Equity
            (In millions of dollars)

            Six months ended June 30, 2008

            -------------------------------------------------------------------------

                                           Class A Voting        Class B Non-Voting
                                               shares                  shares
                                       ----------------------  ----------------------
                                                      Number                  Number
                                          Amount   of shares      Amount   of shares
            -------------------------------------------------------------------------
                                                       (000s)                  (000s)

            Balances,
              January 1, 2008          $      72     112,462   $     471     527,005
            Net income for the period          -           -           -           -
            Shares issued on exercise
             of stock options                  -           -          11         245
            Dividends declared                 -           -           -           -
            Repurchase of Class B
             Non-Voting shares                 -           -          (1)     (1,000)
            Other comprehensive loss           -           -           -           -

            -------------------------------------------------------------------------
            Balances,
              June 30, 2008            $      72     112,462   $     481     526,250
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                             Accumulated
                                                                   other
                                                                 compre-       Total
                                                                 hensive      share-
                                      Contributed   Retained      income     holders'
                                         surplus    earnings       (loss)     equity
            -------------------------------------------------------------------------

            Balances,
              January 1, 2008          $   3,689   $     342   $      50   $   4,624
            Net income for the period          -         645           -         645
            Shares issued on exercise
             of stock options                  -           -           -          11
            Dividends declared                 -        (320)          -        (320)
            Repurchase of Class B
             Non-Voting shares               (38)         (1)          -         (40)
            Other comprehensive loss           -           -        (145)       (145)

            -------------------------------------------------------------------------
            Balances,
              June 30, 2008            $   3,651   $     666   $     (95)  $   4,775
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Six months ended June 30, 2007

            -------------------------------------------------------------------------

                                           Class A Voting        Class B Non-Voting
                                               shares                  shares
                                       ----------------------  ----------------------
                                                      Number                  Number
                                          Amount   of shares      Amount   of shares
            -------------------------------------------------------------------------
                                                       (000s)                  (000s)

            Balances,
              January 1, 2007          $      72     112,468   $     425     523,232
            Net income for the period          -           -           -           -
            Class A Voting shares
             converted to Class B
             Non-Voting shares                 -          (6)          -           6
            Stock option plan amendment        -           -           -           -
            Shares issued on exercise
             of stock options                  -           -          34       3,494
            Stock-based compensation           -           -           -           -
            Dividends declared                 -           -           -           -
            Other comprehensive income         -           -           -           -

            -------------------------------------------------------------------------
            Balances,
              June 30, 2007            $      72     112,462   $     459     526,732
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
                                                             Accumulated
                                                                   other
                                                                 compre-       Total
                                                                 hensive      share-
                                      Contributed                 income     holders'
                                         surplus     Deficit       (loss)     equity
            -------------------------------------------------------------------------

            Balances,
              January 1, 2007          $   3,736   $     (30)  $    (214)  $   3,989
            Net income for the period          -         114           -         114
            Class A Voting shares
             converted to Class B
             Non-Voting shares                 -           -           -           -
            Stock option plan amendment      (50)          -           -         (50)
            Shares issued on exercise
             of stock options                 (9)          -           -          25
            Stock-based compensation          12           -           -          12
            Dividends declared                 -        (105)          -        (105)
            Other comprehensive income         -           -         194         194

            -------------------------------------------------------------------------
            Balances,
              June 30, 2007            $   3,689   $     (21)  $     (20)  $   4,179
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Rogers Communications Inc.
            Unaudited Interim Consolidated Statements of Comprehensive Income
            (In millions of dollars)

            -------------------------------------------------------------------------
                                            Three months ended     Six months ended
                                                  June 30,              June 30,
                                              2008       2007       2008       2007
            -------------------------------------------------------------------------

            Net income (loss) for the
             period                        $    301   $    (56)  $    645   $    114

            Other comprehensive income
             (loss):
              Change in fair value of
               available-for-sale
               investments:
                Increase (decrease) in
                 fair value                       6         34       (105)       124
              Change in fair value of cash
               flow hedging derivative
               instruments:
                Increase in fair value of
                 liability                     (159)      (338)        (8)      (359)
                Reclassification to net
                 income of foreign
                 exchange loss (gain)            39        375       (128)       427
                Reclassification to net
                 income of accrued interest      35         28         70         48
                ---------------------------------------------------------------------
                                                (79)        99       (171)       240
              Related income taxes               40        (28)        26        (46)
              -----------------------------------------------------------------------
                                                (39)        71       (145)       194

            -------------------------------------------------------------------------
            Total comprehensive income     $    262   $     15   $    500   $    308
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Rogers Communications Inc.
            Unaudited Interim Consolidated Statements of Cash Flows
            (In millions of dollars)

            -------------------------------------------------------------------------
                                            Three months ended     Six months ended
                                                  June 30,              June 30,
                                              2008       2007       2008       2007
            -------------------------------------------------------------------------
            Cash provided by (used in):

            Operating activities:
              Net income (loss) for the
               period                      $    301   $    (56)  $    645   $    114
              Adjustments to reconcile net
               income (loss) for the period
               to cash flows from operating
               activities:
                Depreciation and
                 amortization                   420        398        860        798
                Program rights and Rogers
                 Retail rental amortization      37         21         72         40
                Future income taxes             154        (87)       322         (1)
                Unrealized foreign
                 exchange gain                    -        (38)         -        (46)
                Change in fair value of
                 derivative instruments          (5)        22         (1)        26
                Loss on repayment of
                 long-term debt                   -         47          -         47
                Stock option plan amendment       -        452          -        452
                Stock-based compensation
                 expense (recovery)              53         32        (63)        47
                Amortization of fair value
                 increment on long-term
                 debt                            (2)        (2)        (3)        (4)
                Other                            (6)        (3)       (11)        (4)
              -----------------------------------------------------------------------
                                                952        786      1,821      1,469
              Change in non-cash operating
               working capital items            (74)      (197)      (244)      (465)
              -----------------------------------------------------------------------
                                                878        589      1,577      1,004
            -------------------------------------------------------------------------

            Investing activities:
              Additions to property, plant
               and equipment ("PP&E")          (481)      (381)      (802)      (775)
              Change in non-cash working
               capital items related to PP&E     28        (26)       (54)      (114)
              Acquisitions, net of cash
               and cash equivalents acquired   (124)       (86)      (147)      (129)
              Additions to program rights       (42)        (9)       (78)       (23)
              Other                              (4)       (11)        (2)        (5)
              -----------------------------------------------------------------------
                                               (623)      (513)    (1,083)    (1,046)
            -------------------------------------------------------------------------

            Financing activities:
              Issuance of long-term debt        530      2,678        780      3,446
              Repayment of long-term debt      (565)    (2,595)      (980)    (3,292)
              Premium on repayment of
               long-term debt                     -        (59)         -        (59)
              Financing costs incurred            -         (4)         -         (4)
              Payment on settlement of
               cross-currency interest rate
               exchange agreements and
               forward contracts                  -       (873)         -       (873)
              Proceeds on settlement of
               cross-currency interest rate
               exchange agreements and
               forward contracts                  -        838          -        838
              Repurchase of Class B
               Non-Voting shares                (40)         -        (40)         -
              Issuance of capital stock on
               exercise of stock options          2         11          2         25
              Dividends paid on Class A
               Voting and Class B
               Non-Voting shares               (160)       (26)      (240)       (51)
              -----------------------------------------------------------------------
                                               (233)       (30)      (478)        30
            -------------------------------------------------------------------------

            Increase (decrease) in cash
             and cash equivalents                22         46         16        (12)

            Cash deficiency, beginning
             of period                          (67)       (77)       (61)       (19)

            -------------------------------------------------------------------------
            Cash deficiency, end of period $    (45)  $    (31)  $    (45)  $    (31)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Supplemental cash flow
             information:
              Income taxes paid            $      -   $      -   $      -   $      1
              Interest paid                     169        194        273        321

            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            The change in non-cash
             operating working capital
             items is as follows:
              Decrease (increase) in
               accounts receivable         $    (58)  $   (220)  $     60   $    (73)
              Decrease (increase) in other
               assets                           (26)         1       (116)      (116)
              Increase (decrease) in
               accounts payable and
               accrued liabilities               17         45       (208)      (276)
              Increase (decrease) in
               unearned revenue                  (7)       (23)        20          -
            -------------------------------------------------------------------------
                                           $    (74)  $   (197)  $   (244)  $   (465)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

            The preceding MD&A and financial statements should be read in conjunction with the second quarter 2008 Notes to the Unaudited Interim Consolidated
Financial Statements that can be found at www.rogers.com and on SEDAR at
www.sedar.com or on EDGAR at www.sec.gov.

            Caution Regarding Forward-Looking Statements, Risks and Assumptions

            This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time, including but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.
            Except as otherwise indicated, this MD&A and our forward looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.
            We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans.
We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
            Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties"
and "Government Regulation and Regulatory Developments", and also the sections entitled "Risks and Uncertainties Affecting our Businesses" and "Government
Regulation and Regulatory Developments" in our 2007 Annual MD&A.

            Additional Information

            Additional information relating to our company and business, including our 2007 Annual Report and 2007 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

            About the Company

            We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless,
Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network. Through Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).
            For further information about the Rogers group of companies, please visit
www.rogers.com.

            Quarterly Investment Community Conference Call

            As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 9:30 a.m. ET today,
July 29, 2008. A rebroadcast of this call will be available on the Webcast
Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

            %CIK: 0000733099

            /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contacts: Corporate and Media - Jan Innes,
(416) 935-3525, jan.innes(at)rci.rogers.com; Wireless - Elizabeth Hamilton, (416)
935-8710, elizabeth.hamilton(at)rci.rogers.com; Cable - Nancy Cottenden, (416)
935-4726, nancy.cottenden(at)rci.rogers.com/
            (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.;
     Rogers Media Inc.

CNW 09:19e 29-JUL-08